ATMI

2006 ANNUAL REPORT


GROWING VALUE

PROCESS EFFICIENCY

The semiconductor industry has arrived at a technological frontier that now requires the adoption of new materials and processes to maintain Moore's Law.

Moore's Law holds that the capabilities of semiconductor chips—as measured by the total number of transistors—double every 24 months. Simultaneously, consumers are demanding more from portable electronics, which means reducing chip power consumption and device leakage so batteries last longer. Up to now, chipmakers have been able to keep pace with these competing demands mostly through continual refinements in device designs and in the improved precision of the tools used to build integrated circuits.



But, the point at which enhanced fabrication tools can carry the progressive demands of Moore's Law and consumers is virtually at an end. Today, the primary focus of delivering continually repeatable accuracy and performance in a world measured in nanometers has moved beyond the tools—and onto advanced process materials.

Technology announcements from leading-technology chipmakers highlight the critical role materials now play in the most advanced chips. "High-k" materials, featured in the announcements, will help chip performance, reduce device leakage, and increase portability.

From now on, it's all about materials: nothing else will allow the industry to continue its historical growth and innovation path.

Meanwhile, the cost of building and equipping a state-of-the-art fabrication facility can exceed $5 billion, and poses substantial risks in the face of rapidly shifting consumer demands. In fact, complexity is becoming so great, and the cost so astronomical, some major chip companies—and there are only about a dozen worldwide whose revenues exceed the cost of building a new fab—are deciding to outsource process development research and chip production. The cost of duplicative competitive development is no longer feasible.

But, the chipmakers' ability to ramp new, complex processes requires integrating many more new materials.

The simple answer to the complexity in nascent semiconductor production processes: materials experts.

For example, ATMI began high-k materials and process development work in the late 1980's, beginning work with major chipmakers in the 1990's. We don't believe anyone knows more about making, delivering, and processing high-k materials than ATMI. The new materials frontier has created tremendous opportunities for those with the know-how to bring new materials like these into production quickly and effectively. This is what sets ATMI apart from its competition.

As materials experts with a full spectrum of materials developed for the most advanced processes, ATMI can enable customers to get to market more rapidly. Improving our customers' profitability and return on invested capital opens a path for ATMI to share the benefits.


ATMI

Financial Highlights

(in thousands, except per share data) December 31,	2006	2005	2004	2003	2002
Revenues	$325,913	$281,754	$246,291	$171,634	$136,975
Operating income	47,017	40,409	37,379	6,686	4,136
Income from continuing operations	39,961	30,722	20,106	1,988	1,772
Income (loss) from operations of discontinued operations, net of taxes	–	–	3,313	(11,907)	(32,493)
Gain on sale of discontinued operations, net of taxes	–	–	8,083	–	–
Net income (loss)	39,961	30,722	31,502	(9,919)	(30,721)
Diluted earnings per share from continuing operations	$1.08	$0.85	$0.64	$ 0.06	$ 0.06
Diluted earnings (loss) per share from operations of discontinued operations	$ –	$ –	$0.10	$(0.38)	$(1.05)
Diluted earnings per share from gain on sale of discontinued operations	$ –	$ –	$0.26	$ –	$ –
Diluted earnings (loss) per common share	$1.08	$0.85	$1.00	$(0.32)	$(0.99)
Weighted-average shares outstanding—assuming dilution	36,859	36,276	31,650	31,208	30,997

(in thousands) December 31,	2006	2005	2004	2003	2002
Working capital	$281,362	$274,323	$190,874	$235,204	$276,717
Total assets	488,037	499,836	470,100	414,442	416,482
Long-term obligations	1,669	3,460	118,255	115,406	115,346
Total stockholders' equity	435,496	452,720	298,098	254,773	256,390

See pages 9-36 for ATMI's detailed financial information.

Revenues
(dollars, in thousands)


136,975
171,634
246,291
281,754
325,913
'02 '03 '04 '05 '06

Income from Continuing Operations
(dollars, in thousands)


1,772
1,988
20,106
30,722
39,961
'02 '03 '04 '05 '06

Diluted Earnings Per Share from Continuing Operations
(dollars)


0.06
0.06
0.64
0.85
1.08
'02 '03 '04 '05 '06

Dear Shareholders:



ATMI was able to find and realize opportunities *that resulted in revenue growth of 16%* and an earnings per share increase of 27%.

I am pleased to tell you that 2006 was another year of growth and progress for ATMI. It was also an interesting year for the semiconductor industry overall. In what has been described as a more mature market—certainly as evidenced by slowing industry growth, consolidation, and the focus on all aspects of the supply chain—ATMI was able to find and realize opportunities that resulted in revenue growth of 16% and an earnings per share increase of 27%. In 2006, we made great strides to reach our dream of being recognized as *The Source of Semiconductor Process Efficiency™* for the world's leading device manufacturers. We are well positioned to continue generating strong revenue and earnings growth as the industry enters its next phase of technological innovation.

2006 Highlights

Among ATMI's more significant achievements in 2006:

- Shipping our 80,000th SDS® cylinder, exceeding $500 million in cumulative SDS sales, and implanting more than 16 billion cumulative wafers, which were turned into more than 3 trillion devices.
- Establishing production capabilities for selected cleans chemistries and materials packaging products in Asia to more closely support our key customers there, who account for approximately 60% of our revenues.
- Opening ATMI's Technology Development Center in Hsin Chu, Taiwan, and strengthening our technology development partnerships with the world's leading chip producers, both integrated device manufacturers and foundries.



ATMI is generating nearly 40% of revenue from new products.

- Generating approximately 40% of our revenue from new products that were not in the ATMI portfolio of released products in 2003—the vast majority from internal, organic activities.

It was also a year of further recognition by industry peers. Three ATMI Scientists, Jose Arno, Don Carruthers, and Ed Sturm, were honored at the American Chemical Society's 232nd annual meeting for work that contributed to "the welfare and progress of humanity" incorporated in our SDS3 product. And ATMI co-founder and Chairman Gene Banucci received the Medal of Technology from the State of Connecticut for his contributions to ATMI and technology development in Connecticut throughout our 20-year history. This type of recognition inspires the Company's employees to reach even higher.

Technological Complexity and Opportunity

As the industry has grown, consumer electronics—notorious for short product lifecycles—consume a higher percentage of overall integrated circuit output. Our customers—the world's leading semiconductor manufacturers—face increasing competitive and cost pressures as they extend the historic pattern of doubling the capabilities of chips every 24 months or so, without changing the price. The twin forces at play are the spiraling costs of developing the processes to build high-performance and low-power integrated circuits from entirely new material sets, along with the enormous cost of building new fabs that incorporate these new processes.



Leading-edge materials and materials-

Our customers used to be able to produce ever more powerful chips by using improved manufacturing tools. The limits of tool refinements for most processes have been reached, so our customers look to expand chip performance through the materials used to make the chip itself. These new materials can increase process complexity, which raises the financial stakes, so customers now more than ever need to optimize existing processes, while simultaneously making sure they get the new processes right from the very beginning. In a multi-billion-dollar plant—which costs billions more to run each year—every materials process improvement is critical. Solutions that can be rapidly incorporated to drive manufacturing efficiencies are precious. Time saved in an integrated circuit fab quickly turns into dollars of profit.

ATMI addresses the needs of its customers by bringing leading-edge materials and materials-focused process efficiency solutions to market quickly, and by applying such cost-effective innovations to previous device generations where it makes sense to do so.

Value Creation

These forces have been building for several years, and we have been reshaping ATMI to realize the opportunity to create value in this time of great change by investing in development processes, and by building teams of


focused process efficiency solutions.

process experts who understand our customers' pressures very well, and think about solutions whenever talking to them. We speak to customers in their language, defining value as our ability to help them reduce the overall cost to develop and run a process, while increasing the output from that process. Simply defined, it's "Process Efficiency."

We strive to do this in several ways. For many years, we have been developing and delivering a comprehensive spectrum of high-performing materials for the most advanced processes—delivering discrete material benefits in a discrete process. We know that delivering materials used in interrelated processes can provide multiple cycle time benefits to our customers, so we have expanded our product and solutions offerings and are in a great position to do business in just this way.

To achieve the maximum benefit, discussions with customers begin early in *their* discovery process, when decisions that most affect long-term process costs are made. Building on the history of our most successful products, in the development phase we look for ways to incorporate the delivery of a material to a tool in a way that is totally different—and far more effective—than conventional means. This early stage approach enables customers to ramp extremely complex device processes to production more quickly and efficiently.





The focus of industry leaders on *materials and process development* plays to many of ATMI's strengths.

It's a differentiating capability for ATMI, and a great example of ATMI as *The Source of Semiconductor Process Efficiency.*

Development at Many Levels

Of course, doing business this way requires employees with unique skills. ATMI employees demonstrate their creativity and inventiveness day in and day out, and our broad organization development efforts are focused on turning this creativity and inventiveness into products and solutions that deliver long-term sustainable growth. To this end, in 2006 we focused significant resources on what we call "action-based" employee development activities that, by their very design, give employees skills that immediately get used in solving business problems and improving results.

A great example of how our different development activities converge to satisfy customers can be found in one of our new "wafer efficiency" materials. A key foundry partner was discarding wafers that they thought could be reused—but only if a process were developed to remove a specific film. We deployed ATMI's global materials and process expertise and, using Six Sigma design and manufacturing principles, brought to market an entirely new material, developed in 25% of the normal time and ramped at a record pace, for which the customer gave us their highest level of formal recognition.

ATMI's materials and process expertise helped preclude advantage-destroying "surprises" from surfacing in the manufacturing ramp process, when time is critical and



ATMI's materials and process expertise contribute to risk reduction, time savings, and dramatically improved cost of ownership.

return on invested capital can erode. In this case, as in many others, our contributions were risk reduction, time savings, and dramatically improved cost of ownership.

With so much on the line, ATMI can provide chipmakers with process efficiency—in ion implantation, deposition, planarization, and surface preparation materials and process knowledge—which can create dramatic leaps of value. This value added creates demonstrable return on invested capital, and we are working to share the value that our comprehensive contributions provide.

Looking Forward

The continuing consolidation of the industry, coupled with the focus of industry leaders on materials and process development, plays to many of ATMI's strengths:

- Our capabilities in new deposition precursors and the technology to deposit and further process the films at 45 nanometer dimensions and below.
- Our ability to improve customers' return on invested capital by delivering process efficiency benefits that go deeper into existing platforms, while branching out into adjacent process platforms.
- The ability to quickly move new products from development into commercial application, such as:
  - RegenSi™, for cleaning, reclaiming, and reusing partially processed wafers, removing significant process, inventory, and logistics expenses
  - AutoClean™, a novel method of ion implanter cleaning that can reduce downtime from days or hours to minutes



ATMI can provide chipmakers with *process efficiency which can create* dramatic leaps of value.

- ProE-Vap®, our process efficiency vaporizer, which reliably and repeatably enables the delivery and deposition of advanced solid materials for high-k dielectric chip layers.

We have a history of growing revenues twice as fast as wafer starts, a basic measure of industry growth, but the belief inside ATMI is that we can do even better than that. We are constantly on the lookout for ways we can apply our core competencies and employee capabilities as levers to find totally new ways to solve problems for customers, inventing new opportunities for us.

Our focus on long-term value creation through the development of technologies, processes, materials, and expertise will increase customer return on invested capital, which will increase our return to you.

I believe our best days are ahead of us, and all of us at ATMI hope you will join us on the journey.

Douglas Neugold,
Chief Executive Officer

Selected Financial Data

Fiscal Year Ended December 31,	**2006**	2005	2004	2003	2002
Consolidated Statements of Operations:					
Revenues	**$325,913**	$281,754	$246,291	$171,634	$136,975
Cost of revenues	**162,530**(1)	140,251	122,415	89,902(5)	68,424
Gross profit	**163,383**	141,503	123,876	81,732	68,551
Operating expenses:					
Research and development	**26,217**	22,284	19,577	19,170(6)	13,843
Selling, general, and administrative	**90,149**	78,810	66,920	54,145	50,572
Restructuring and other charges	**—**	—	—	1,731(7)	—
Total operating expenses	**116,366**	101,094	86,497	75,046	64,415
Operating income	**47,017**	40,409	37,379	6,686	4,136
Interest income (expense), net	**8,324**	5,407	(3,442)	(3,862)	(1,803)
Other income (expense), net	**515**	(432)	(3,473)(4)	(5,453)(8)	390(11)
Income (loss) before income taxes	**55,856**	45,384	30,464	(2,629)	2,723
Provision (benefit) for income taxes	**15,895**(2)	14,662	10,358	(4,617)(9)	951
Income from continuing operations	**39,961**	30,722	20,106	1,988	1,772
Income (loss) from operations of discontinued operations, net of taxes	**—**	—	3,313	(11,907)(10)	(32,493)(12)
Gain on disposal of discontinued operations, net of taxes	**—**	—	8,083	—	—
Net income (loss)	**$ 39,961**	$ 30,722	$ 31,502	$ (9,919)	$(30,721)
Diluted earnings (loss) per share:					
Earnings per share from continuing operations	**$1.08**	$0.85	$0.64	$ 0.06	$ 0.06
Earnings (loss) per share from operations of discontinued operations	**—**	—	$0.10	$(0.38)	$(1.05)
Earnings per share from gain on disposal of discontinued operations	**—**	—	$0.26	—	—
Earnings (loss) per common share	**$1.08**	$0.85	$1.00	$(0.32)	$(0.99)
Weighted-average shares outstanding—assuming dilution	**36,859**	36,276	31,650	31,208	30,997
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and marketable securities (13)	**$219,066**	$256,137	$238,960	$128,700	$166,178
Working capital	**281,362**	274,323	190,874	235,204	276,717
Total assets	**488,037**	499,836	470,100	414,442	416,482
Long-term obligations	**1,669**	3,460(3)	118,255	115,406	115,346
Total stockholders' equity	**435,496**	452,720(3)	298,098	254,773	256,390

(1) Includes $1.4 million one-time recovery of value-added taxes in Japan related to 2005.
(2) Includes a benefit of $1.7 million related to adjustment of our tax liabilities.
(3) Includes effect of conversion of the Company's 5.25% convertible subordinated notes due November 15, 2006 into 5,183,095 shares of common stock.
(4) Includes a $4.5 million asset impairment charge related to the Company's strategic investment portfolio.
(5) Includes charges of $2.7 million to write down inventory balances in the liquid chemistries and delivery equipment product lines.
(6) Includes $0.7 million of in-process research and development expensed in connection with the ESC, Inc. acquisition.
(7) Represents a $2.4 million asset impairment charge related to the Company's former liquid chemistries manufacturing facility, partially offset by a $0.7 million gain related to sublease income from a former tenant in the Company's Danbury, Connecticut facility.
(8) Includes $5.7 million of asset impairment charges related to the Company's strategic investment portfolio.
(9) Includes $3.0 million of tax benefit recognized as a result of a favorable U.S. Tax Court judgment.
(10) Includes a $2.6 million (net of $1.5 million tax benefit) charge for excess and obsolete inventory.
(11) Includes $1.0 million gain from the sale of available-for-sale securities, offset by a $0.4 million write-down of other available-for-sale securities.
(12) Includes an asset impairment charge of $21.8 million (net of tax benefit of $12.8 million) to recognize the impairment of assets in the Company's former gallium arsenide epitaxial services business.
(13) Includes non-current marketable securities of $14.4 million, $46.3 million, $105.8 million, $9.7 million, and $6.0 million at December 31, 2006, 2005, 2004, 2003, and 2002, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

ATMI believes it is a leading supplier of high performance materials, materials packaging, and materials delivery systems used worldwide in the manufacture of microelectronic devices. ATMI targets both semiconductor and flat-panel display manufacturers, whose products form the foundation of microelectronics technology rapidly proliferating through the information technology, automotive, communication, and consumer products industries. The market for microelectronics devices is growing and continually changing, which drives demand for new products and technologies at lower cost. ATMI's objective is to meet the demands of microelectronic manufacturers with solutions that maximize the efficiency of their manufacturing processes and minimize the time to ramp new processes and deliver new products. ATMI's customers include many of the leading semiconductor and flat-panel display manufacturers in the world who target leading-edge technologies.

During 2004, ATMI significantly reduced its exposure to the capital equipment cycles of the semiconductor industry by selling non-core product lines. The non-core product lines that we exited by sale included the following: environmental abatement equipment, materials sensing and monitoring equipment, specialty thin-film deposition services, outsourced parts cleaning and tool maintenance services, our smartcard device venture, and gallium nitride materials.

See Note 2 to our consolidated financial statements for additional details about the discontinued operations.

Critical Accounting Policies and Estimates

General

The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements, which we discuss under the heading "Results of Operations" following this section of our Management's Discussion and Analysis. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the valuation of non-marketable equity securities, which impacts our determination of impairment; allowances for doubtful accounts, which impacts revenues; recognition and measurement of current and deferred income tax assets and liabilities, which impact our tax provision; depreciation and amortization of long-lived assets, equity-based compensation, and valuation of inventory, which impact operating income. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies, such as policies for revenue recognition, including the deferral of revenue on sales of equipment with acceptance criteria; however, these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"), which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Revenues from product sales are generally recognized upon delivery to a common carrier when terms are FOB origin, and upon receipt by a customer when terms are FOB destination. In instances where final acceptance of equipment is specified by the purchase agreement, revenue is deferred until all acceptance criteria have been satisfied. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. We accrue for sales returns, warranty costs, and other allowances based on a current evaluation of our experience based on stated terms of the transactions. Should actual product failure rates or customer return experience differ from our estimates, revisions to the estimated accruals would be required.

The Company uses an exclusive contract manufacturer, which is also an exclusive distribution partner, for the manufacture and distribution of its SDS products (the "Licensed Products"). Under the terms of the manufacturing agreement, ATMI retains the right to manufacture 25% of all Licensed Products, while the contract manufacturer has the right to manufacture 75% of all Licensed Products. Upon completion of manufacture, ATMI purchases all Licensed Products produced by the contract manufacturer. Under the terms of the distribution agreement, we receive payment from the distributor based upon a formula which is dependent on the sale price obtained by the distributor to its customer. ATMI recognizes revenue from the sale of Licensed Products to this distribution partner when the distributor sells the Licensed Products to its customers, because that is when the sales price becomes fixed and determinable by the Company.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of the specific customers. In an effort to identify adverse trends, we perform periodic credit evaluations of our customers and ongoing account balance reviews and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

Inventories

The valuation of inventory requires us to estimate obsolete or excess inventory, as well as inventory that is not of saleable quality. We value inventories using the first-in, first-out (FIFO) cost method. Inventories are stated at the lower of cost or market and we write down the value of inventories for estimated obsolescence and excess quantities on hand, and for known adverse conditions and circumstances. Each quarter, we make estimates of future demand by using the latest forecasts and known market conditions available to us. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Non-marketable Equity Securities

We selectively invest in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction, to more mature companies whose products or technologies may directly support an ATMI product or initiative. At December 31, 2006, the carrying value of our portfolio of strategic investments in non-marketable equity securities totaled $11.8 million ($10.2 million in 2005). Non-marketable equity securities are included in the consolidated balance sheets under the caption "Other long-term assets."

Investments in non-marketable equity securities are inherently risky, and some of these companies are likely to fail. Their success (or lack thereof) is dependent on product development, market acceptance, operational efficiency, attracting and retaining talented professionals, and other key business success factors. In addition, depending on their future prospects, they may not be able to raise additional funds when needed or they may receive lower valuations, with less favorable investment terms than in previous financings, and the investments would likely become impaired.

We review our investments quarterly for indicators of impairment; however, for non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity, and the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation.

Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case we write the investment down to its impaired value. When an investee is not considered viable from a financial or technological point of view, we write down the entire investment, since we consider the estimated fair market value to be nominal. If an investee obtains additional funding at a valuation lower than our carrying amount, or requires a new round of equity funding to stay in operation and the new funding does not appear imminent, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise. Impairments of investments in our portfolio of non-marketable equity securities were approximately $0.3 million in 2006 ($0.4 million in 2005 and $4.5 million in 2004).

Income Taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits, deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that a substantial majority of the gross deferred tax assets will ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not likely.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. For a discussion of current tax matters, see Note 10 to the consolidated financial statements.

Depreciation and Amortization

We depreciate our property, plant, and equipment using the straight-line method over the estimated useful life of the asset. The depreciation periods used are as follows: buildings, 15 to 35 years; machinery and equipment, 3 to 15 years; furniture and fixtures, 5 years; and leasehold improvements are amortized over the lesser of the lease term or estimated useful life. ATMI uses accelerated depreciation methods for tax purposes where appropriate.

We amortize our patents and other amortizable intangible assets over their estimated useful lives. All amortizable intangible assets are amortized using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 14 years.

Equity-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R) ("SFAS No. 123(R)") and related interpretations which require the measurement and recognition of compensation expense for all equity-based payments to employees and directors based on their fair value. Prior to 2006, the Company accounted for equity-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, stock option expense was not recognized in net income as the exercise price of options granted was equal to the market value of the stock at the date of grant. The Company provided pro forma net income and earnings per share amounts as if stock option expense had been recognized based on fair value, in the footnotes as required.

The Company has elected the modified-prospective-transition method as permitted by SFAS No. 123(R). Prior periods have not been restated to reflect the impact of equity-based compensation expense. Equity-based compensation expense has been recorded for all new and unvested stock options that are expected to vest over the service period beginning on January 1, 2006.

The Company uses the Black-Scholes-Merton options-pricing model to determine the fair value of stock options under SFAS No. 123(R), consistent with that used for pro forma disclosures in prior years. Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected term). For awards granted subsequent to January 1, 2006, expected volatility is based on the historical volatility of ATMI common stock for a period shorter than the expected term of the options. We have excluded the historical volatility prior to the public announcement regarding the sale of our non-core businesses in 2004, because those businesses that were sold represented a significant portion of ATMI's consolidated business and were subject to considerable cyclicality associated with the semiconductor equipment industry, which drove increased volatility in ATMI's stock price. The expected term of options granted is currently derived using the "simplified" method as allowed under the provisions of the Securities and

Exchange Commission's Staff Accounting Bulletin No. 107 and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life. If factors change and result in different assumptions in the application of SFAS No. 123(R) in future periods, the stock option expense that the Company records for future grants may differ significantly from what the Company has recorded in the current period.

As of December 31, 2006, $7.5 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.3 years. As of December 31, 2006, $7.7 million of unrecognized compensation cost related to restricted stock is expected to be recognized over a weighted-average period of approximately 2.2 years.

Prior to the adoption of SFAS No. 123(R), the Company presented tax benefits resulting from the equity-based compensation as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of recognized compensation cost be classified as financing cash flows.

In accordance with SFAS No. 123(R), in the determination of equity-based compensation cost, the Company estimates the total number of instruments that will be forfeited as a result of a failure to provide the requisite service to earn the award. Prior to the adoption of SFAS No. 123(R), for purposes of the pro forma disclosures under SFAS No. 123, the Company did not make an estimate of forfeitures, but instead subsequently reversed pro forma compensation cost for forfeited awards when the awards were actually forfeited. The effect of forfeitures on restricted stock was not material in periods prior to January 1, 2006.

Equity-based compensation expense is generally recognized on a straight-line basis over the stated vesting period.

Marketable Securities

We account for marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as amended by FASB Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," ("FSP 115-1"). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment losses and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. All of the Company's marketable securities are classified as available-for-sale as of the balance sheet date and are reported at fair value, based on quoted market prices, with unrealized gains and losses included in stockholders' equity as a component of accumulated other comprehensive income, net of applicable taxes. Marketable securities that are in a temporarily impaired position, where management has the ability and intent to hold until anticipated recovery or maturity, are classified as either current or non-current based on the remaining contractual maturity of the security. Those securities in a temporarily impaired position with contractual maturities greater than one year are classified as non-current.

Goodwill and Other Intangible Assets

We account for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." At December 31, 2006, the Company had $13.7 million of goodwill (also $13.7 million in 2005), representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with SFAS No. 142, goodwill is not amortized, but is subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of reporting units, as defined by SFAS No. 142. Management completed this annual assessment during the fourth quarter of 2006 based on the best information available as of the date of the assessment, which incorporated management's assumptions about expected future cash flows. Based on this assessment, there was no goodwill impairment as of December 31, 2006. Future cash flows can be affected by changes in the global economy and local economies, changes in the microelectronics industry, changes in technology, and the execution of management's plans. There can be no assurance that future events will not result in impairment of goodwill.

We review the carrying values of intangible assets and long-lived assets for impairment when facts or circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment review consists of a specific evaluation of the assets or groups of assets to determine whether any impairment exists, by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If the review indicates that the asset is impaired, then an impairment loss representing the difference between the asset's fair value and its carrying value is recognized.

Recent Accounting Pronouncements

See Note 1 to the consolidated financial statements for information concerning recent accounting pronouncements.

Results of Operations

The following table shows the effect of compensation cost arising from equity-based payment arrangements on the consolidated statements of income (in thousands):

December 31,	**2006**	2005	2004
Cost of revenues	**$ 910**	$ —	$ —
Research and development	**773**	—	—
Sales, general, and administrative	**7,681**	2,226	589
Total equity-based compensation expense	**9,364**	2,226	589
Benefit from income taxes	**3,137**	720	204
Net equity-based compensation expense	**$6,227**	$1,506	$385

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Overview

During the year ended December 31, 2006, ATMI's revenues grew by 15.7% compared to the year ended December 31, 2005. Net income for the year increased 30.1% to $40.0 million ($1.08 per diluted share) compared to $30.7 million ($0.85 per diluted share) in 2005. Net income for 2006 includes a tax benefit of $1.7 million ($0.04 per diluted share), related to adjustment of tax liabilities due to changes in facts and circumstances. We recognized approximately $9.4 million in equity-based compensation expense in 2006 versus $2.2 million (prior to SFAS No. 123(R) adoption) in 2005. Our gross margin remained flat at 50.1% in 2006 compared to 50.2% in 2005. The 2006 gross margin includes a one-time $1.4 million recovery of value-added taxes ("VAT") by our Japanese subsidiary related to 2005 (0.4% of revenues). Despite incremental equity-based compensation expense of $5.5 million reflected in selling, general, and administrative ("SG&A") expenses in 2006 versus 2005, our SG&A declined as a percentage of revenues (27.7% in 2006 versus 28.0% in 2005).

Below is a summary of selected consolidated earnings information (in thousands of dollars):

December 31,	**2006**	2005	% Change
Revenues	**$325,913**	$281,754	15.7%
Cost of revenues	**162,530**	140,251	15.9%
Gross profit	**163,383**	141,503	15.5%
Gross margin percent	**50.1%**	50.2%	(0.1)%
Research and development	**26,217**	22,284	17.6%
R&D as a percent of revenues	**8.0%**	7.9%	0.1%
Sales, general, and administrative	**90,149**	78,810	14.4%
SG&A as a percent of revenues	**27.7%**	28.0%	(0.3)%
Operating income	**47,017**	40,409	16.4%
Operating margin	**14.4%**	14.3%	0.1%
Effective tax rate	**28.5%**	32.3%	(3.8)%
Net income	**$ 39,961**	$ 30,722	30.1%
Diluted earnings per share	**$1.08**	$0.85	27.1%

Revenues. Revenues increased 15.7% to $325.9 million in 2006 from $281.8 million in 2005. This increase was broad-based across our product portfolio. Wafer start-driven volume increases benefited the Company's copper advanced interconnect materials (such as cleans and plating products) and increased SDS product sales volumes. Strength in the Asian flat-panel display market in the first half of 2006 drove volume increases in our advanced high-purity materials packaging and dispensing systems.

Gross Profit. Gross profit increased 15.5% to $163.4 million in 2006 from $141.5 million in 2005. The adoption of SFAS No. 123(R) in 2006 increased cost of goods sold by $0.9 million in 2006. Our gross margin percentage was flat at 50.1% in 2006 compared to 50.2% in 2005. The 2006 gross margin includes the positive impact of a one-time $1.4 million recovery of VAT by our Japanese subsidiary related to 2005. Excluding the one-time VAT recovery, our gross margin was 49.7%. The primary reason for the reduction in gross margin, excluding the one-time VAT recovery in 2006, was incremental costs incurred in the first quarter of 2006 associated with ramping a new high-volume packaging production line in the U.S. and the adoption of SFAS No. 123(R) in 2006 mentioned above. Partially offsetting these negative items were lower freight costs and favorable changes in product mix in 2006.

Research and Development Expenses. Research and development ("R&D") expenses increased 17.6% to $26.2 million in 2006 from $22.3 million in 2005. This increase was mainly attributable to R&D efforts related to copper advanced interconnect applications and high purity microelectronics packaging product lines (increased salaries, incentive compensation, supplies, equipment depreciation, etc.). Although R&D spending increased 17.6% in dollar terms, it remained relatively flat as a percentage of revenues at 8.0% in 2006 compared to 7.9% in 2005. These amounts, as a percent of revenues in 2006, are in line with our long-term spending targets and reflect our continued focus on the development of new products and technologies.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses ("SG&A") increased 14.4% to $90.1 million in 2006 from $78.8 million in 2005. SG&A was reduced to 27.7% of revenues in 2006 versus 28.0% of revenues in 2005, despite a 170 basis point increase due to equity-based compensation. In addition to the impact of adopting SFAS No. 123(R) mentioned above, overall our SG&A expenses increased due to increased employee-related costs (e.g. salaries, incentive compensation, recruitment, fringe benefits, etc.) consistent with our revenue growth model, the costs associated with the closure of an office site in San Jose, California, and increased depreciation, which were partially offset by reduced spending in 2006 for patent litigation costs.

Operating Income. Operating income increased 16.4% to $47.0 million in 2006 (representing 14.4% of revenues) from $40.4 million in 2005 (representing 14.3% of revenues). These changes are from a variety of factors, as noted above.

Interest Income. Interest income increased to $8.4 million in 2006 from $7.3 million in 2005. The primary reason for the increase is higher short-term investment returns due to recent interest rate increases.

Interest Expense. Interest expense was negligible in 2006 and $1.9 million in 2005. This reduction is attributable to the conversion of our convertible subordinated notes into 5.2 million shares of common stock early in the second quarter of 2005.

Impairment of Investments. The 2006 results include a $0.3 million charge to recognize the impairment of a strategic cost-basis investment, while the 2005 results include a $0.4 million charge to recognize the impairment of a separate strategic cost-basis investment.

Other Income (Loss), net. Other income, net was $0.8 million in 2006 compared to a net loss of $0.1 million in 2005. Other income in 2006 includes a $0.4 million gain on foreign currency translation, a $0.3 million gain on the sale of a building in South Korea, and a $0.2 million gain from a strategic cost-basis investment. The net loss in 2005 is primarily related to $1.0 million of losses on foreign currency exchange in 2005 due to weakness in the Japanese Yen against the U.S. dollar. Partially offsetting the foreign currency exchange losses in 2005 were gains of $0.3 million on the sale of land in Texas associated with the Company's former materials manufacturing site, and $0.4 million related to the sale of certain other assets.

Provision for Income Taxes. In 2006, we recognized a benefit of approximately $1.7 million as an adjustment of our tax liabilities as a result of changes in facts and circumstances. The increase in income before taxes was the primary driver for the increase in the provision for income taxes. The effective tax rate for 2006 was 28.5% compared to an effective tax rate of 32.3% in 2005. The effective tax rate of 28.5% differs from the Federal statutory rate of 35.0% primarily due to the recognition of $1.7 million in tax benefits (which represents approximately 300 basis points), foreign income taxes, tax-exempt income, extra-territorial income ("ETI") exclusion benefits, partially offset by state income taxes. The 2005 effective tax rate of 32.3% differs from the Federal statutory rate of 35.0% primarily because of state and foreign income taxes, offset by ETI exclusion benefits. As of December 31, 2006, the Company had a net deferred tax asset of $7.6 million, primarily due to temporary differences, state tax credit carryforwards, and state net operating loss carryforwards.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

During the year ended December 31, 2005, ATMI's revenues grew by 14.4% compared to the year ended December 31, 2004. Income from continuing operations for the year increased 52.8% to $30.7 million compared to $20.1 million in 2004. Net income for the year decreased 2.5% to $30.7 million ($0.85 per diluted share) compared to $31.5 million ($1.00 per diluted share) in 2004. Net income for the year ended December 31, 2004 includes $3.3 million of income from operations of discontinued operations and $8.1 million of gains from the sale of discontinued operations. We recognized $2.2 million in equity-based compensation expense in 2005 compared to $0.6 million in 2004. Our gross margin was flat at 50.2% in 2005 compared to 50.3% in 2004. Selling, general, and administrative expenses in 2005 increased to 28.0% of revenues compared to 27.2% in 2004, primarily as a result of patent litigation costs, accounting costs, and incremental equity-based compensation expense of $1.6 million. Our effective tax rate declined to 32.3% in 2005 from 34.0% in 2004, primarily due to increased benefits associated with extra-territorial income exclusions.

Below is a summary of selected consolidated earnings information (in thousands of dollars):

December 31,	2005	2004	% Change
Revenues	$281,754	$246,291	14.4%
Cost of revenues	140,251	122,415	14.6%
Gross profit	141,503	123,876	14.2%
Gross margin percent	50.2%	50.3%	(0.1)%
Research and development	22,284	19,577	13.8%
R&D as a percent of revenues	7.9%	7.9%	—
Sales, general, and administrative	78,810	66,920	17.8%
SG&A as a percent of revenues	28.0%	27.2%	0.8%
Operating income	40,409	37,379	8.1%
Operating margin	14.3%	15.2%	(0.9)%
Effective tax rate	32.3%	34.0%	(1.7)%
Income from continuing operations	30,722	20,106	52.8%
Income from operations of discontinued operations, net of taxes	—	3,313	—
Gain on sale of discontinued operations, net of taxes	—	8,083	—
Net income	$ 30,722	$ 31,502	(2.5)%
Diluted earnings per share—continuing operations	$0.85	$0.64	32.8%
Diluted earnings per share	$0.85	$1.00	(15.0)%

Revenues. Revenues increased 14.4% to $281.8 million in 2005 from $246.3 million in 2004, primarily due to wafer start-driven volume increases in the Company's copper advanced interconnect materials such as cleans and plating products, increased SDS product sales volumes, and strength in the Asian flat-panel display market driving volume increases in our advanced high-purity materials packaging and dispensing systems.

Gross Profit. Gross profit increased 14.2% to $141.5 million in 2005 from $123.9 million in 2004. Gross margin decreased slightly to 50.2% in 2005 from 50.3% in 2004. The increase in gross profit in 2005 was driven primarily by the revenue volume increases discussed above, which were partially offset by costs incurred to expedite shipments of cleans products to Asia to keep pace with increased demand in that region, and also by increased costs associated with operating parallel facilities in preparation for the move of our advanced high-purity materials packaging and dispensing systems manufacturing operations to a new facility, and by slight shifts in product mix within our product portfolio. The facility move described previously was completed in the fourth quarter of 2005. Gross profit in 2004 included positive cost adjustments of $1.5 million related to a third-party manufacturing agreement; however, this was offset by approximately $1.6 million of excess and obsolete inventory charges incurred during the year.

Research and Development Expenses. Research and development ("R&D") expenses increased 13.8% to $22.3 million in 2005 from $19.6 million in 2004. The increase was primarily related to new product development efforts in our copper advanced interconnect, SDS, and advanced high-purity materials packaging and dispensing systems applications. R&D spending remained consistent at 7.9% of revenues in 2005 and 2004.

Selling, General, and Administrative Expenses. Selling, general, and administrative ("SG&A") expenses increased 17.8% to $78.8 million in 2005 from $66.9 million in 2004. SG&A was 28.0% of revenues in 2005 versus 27.2% of revenues in 2004. The primary drivers of the increased SG&A spending were patent litigation costs relating to the patent infringement claims (see Note 14 to the consolidated financial statements), increased accounting costs, and expenses associated with restricted stock awards.

Operating Income. Operating income increased 8.1% to $40.4 million in 2005 (representing 14.3% of revenues) from $37.4 million in 2004 (representing 15.2% of revenues) for a variety of factors as noted above.

Interest Income. Interest income increased to $7.3 million in 2005 from $3.5 million in 2004 due primarily to higher invested balances from cash generated from operations, cash generated by the sale of discontinued operations, and higher short-term investment returns due to Federal Reserve interest rate increases.

Interest Expense. Interest expense decreased to $1.9 million in 2005 from $6.9 million in 2004, primarily as a result of the conversion of the Company's 5.25% convertible subordinated notes due November 15, 2006 (the "Notes") into 5.183 million shares of common stock during the second quarter of 2005.

Impairment of Investments. The 2005 results include a $0.4 million charge to recognize the impairment of a strategic cost-basis investment, while the 2004 results include a $4.5 million charge to recognize the impairment of a separate strategic cost-basis investment.

Other Income, net. Other expense, net was $0.1 million in 2005 compared to other income, net of $1.0 million in 2004. The decrease is primarily due to $1.0 million of losses on foreign currency exchange in 2005 due to weakness in the Japanese Yen against the U.S. dollar and $0.3 million of losses from an equity-method investee. Partially offsetting the losses described above in 2005 were gains of $0.3 million on the sale of land in Texas associated with the Company's former materials manufacturing site, and $0.4 million related to the sale of certain other assets.

Provision for Income Taxes. Provision for income taxes was $14.7 million in 2005 compared to $10.4 million in 2004. The increase in income before taxes was the primary driver for the increase in the provision for income taxes. The effective tax rate for 2005 was 32.3% compared to an effective tax rate of 34.0% for 2004. The effective tax rate of 32.3% in 2005 differs from the Federal statutory rate of 35.0% primarily because of state and foreign income taxes, offset by ETI exclusion benefits. The 2004 effective tax rate of 34.0% differed from the Federal statutory rate of 35.0%, primarily because of state and foreign income taxes, ETI exclusion benefits, and the change in valuation allowance of deferred tax assets.

Income from Operations of Discontinued Operations. Income from operations of discontinued operations in 2004, net of income taxes, was $3.3 million. The results in 2005 do not include any effect from the discontinued operations, since all of the operations were sold during 2004.

Gain on Sales of Discontinued Operations. A gain of $8.1 million, net of income taxes, was recognized on the sales of discontinued operations in 2004. Each of the six businesses comprising discontinued operations was sold in 2004 at a price above existing net book value of each individual business.

Liquidity and Capital Resources

We assess liquidity in terms of our ability to generate cash to fund our operating and investing activities. Of particular importance to the management of liquidity are cash flows generated by operating activities, cash used for capital expenditures, cash used to repurchase common stock, and cash generated from the sale of common stock.

We manage our worldwide cash requirements considering the cost effectiveness of the funds available from the many subsidiaries through which we conduct our business. We believe that our existing cash and cash equivalents and marketable securities position at this time are sufficient to meet current and anticipated requirements for the foreseeable future. We currently do not rely on debt or off-balance sheet financing arrangements for our liquidity needs.

We continue to invest in research and development to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. We consider R&D and the development of new products and technologies an integral part of our growth strategy and a core competence of the Company. Likewise, we continue to make capital expenditures in order to expand and modernize manufacturing facilities around the globe. Additionally, management considers, on a continuing basis, potential acquisitions of strategic technologies and businesses complementary to the Company's current business.

A summary of our cash flows follows (in thousands):

Years Ended December 31,	**2006**	2005
Cash provided by (used for):		
Operating activities	**$ 62,032**	$ 44,981
Investing activities	**52,411**	(55,520)
Financing activities	**(71,760)**	6,509
Effects of exchange rate changes on cash	**(38)**	(1,414)

Net cash provided by operating activities increased by $17,051 due primarily to:

- Increase in net income of $9,239
- Increase in non-cash depreciation and amortization expense of $2,237
- Increase in non-cash equity-based compensation expense of $7,138
- Increase in deferred income taxes of $6,525
- Decrease in cash used by operating or working capital accounts of $4,169 due primarily to increase in cash generated from accounts payable, offset by increases in cash used for accounts receivable and inventories (driven by the increase in sales)

Net cash provided by investing activities increased by $107,931 due primarily to:

- Reduction in cash paid for acquisitions of cost-basis investments of $5,117
- Reduction in cash proceeds of $2,818 from sales of cost-basis investments
- Increase in cash proceeds of $104,798 due to sales and maturities of marketable securities in excess of purchases

Net cash used for financing activities increased by $78,269 due primarily to:

- Increase in treasury stock purchases of $76,915 under our share repurchase programs
- Decrease of $2,134 in proceeds from stock option exercises in 2006

On April 8, 2005, all of the Company's 5.25% convertible subordinated notes were converted into 5,183,095 shares of common stock.

Summary of Contractual Obligations

This is a summary of consolidated debt, lease, purchase, and other obligations at December 31, 2006 (see Notes 4, 6, 9, and 14 of the consolidated financial statements) (in thousands):

		Payments Due by Period			
Contractual obligations:	**Total**	Less than 1 Year	1-3 Years	4-5 Years	Thereafter
Capital leases	**$ 221**	$ 48	$ 95	$ 78	$ —
Operating leases	**7,685**	3,715	3,660	310	—
Purchase obligations:					
Inventory purchases	**2,238**	2,238	—	—	—
Capital expenditures	**357**	357	—	—	—
Other	**435**	435	—	—	—
Total purchase obligations	**3,030**	3,030	—	—	—
Standby Letters of Credit	**914**	764	—	150	—
Other long-term liabilities	**354**	—	354	—	—
Total debt, lease, purchase, and other long-term liability obligations	**$12,204**	$7,557	$4,109	$538	$ —

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, results of operations, liquidity, or capital resources.

Operations Outside the United States

For the years ended December 31, 2006, 2005, and 2004, sales outside the United States, including Asia and Europe, accounted for 68.1%, 67.1%, and 64.9%, respectively, of the Company's revenues. Sales to Taiwan for the years ended December 31, 2006, 2005, and 2004 were 20.7%, 23.0%, and 22.2%, respectively, of the Company's revenues. Sales to Japan for the years ended December 31, 2006, 2005, and 2004 were 14.4%, 15.3%, and 16.3%, respectively, of the Company's revenues. Sales to South Korea for the years ended December 31, 2006, 2005, and 2004 were 11.2%, 9.7%, and 7.4%, respectively, of the Company's revenues. Management anticipates that the Company's sales outside the United States will continue to account for a significant percentage of total revenues. The Company has wholly-owned subsidiaries in Taiwan, Singapore, China, Japan, and Germany where the Company sells and services several product lines. The Company also has a wholly-owned subsidiary in South Korea that manufactures, sells, and distributes materials delivery equipment and thin-film materials to the semiconductor industry in South Korea. In addition, the Company has a wholly-owned subsidiary in Belgium where it manufactures and sells high purity materials packaging products.

Cautionary Statements Under the Private Securities Litigation Reform Act of 1995

Forward-Looking Statements

Disclosures included in this Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as "anticipate," "plan," "believe," "seek," "estimate," "expect," "could," and words of similar meanings and include, without limitation, statements about the expected future business and financial performance of ATMI such as financial projections, expectations for demand and sales of new and existing products, customer and supplier relationships, research and development programs, market and technology opportunities, international trends, business strategies, business opportunities, objectives of management for future operations, microelectronic industry (including wafer start) growth, and trends in the markets in which the Company participates. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Investors and others should consider the cautionary statements and risk factors discussed on Form 10-K. Purchases of shares pursuant to the Company's share repurchase programs may be subject to prevailing market prices for the Company's common stock, availability of shares for public or private purchase, other market conditions, and alternative uses and applications for the Company's cash that may arise from time to time. Actual outcomes and results may differ materially from these expectations and assumptions due to changes in political, economic, business, competitive, market, regulatory, and other factors. ATMI undertakes no obligation to update publicly or review any forward-looking statements, whether as a result of new information, future developments, or otherwise.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2006, the Company's cash and cash equivalents and marketable securities included money market securities, corporate and municipal bond obligations, and commercial paper. As of December 31, 2006, an increase of 100 basis points in interest rates would reduce the fair value of the Company's marketable securities portfolio by approximately $0.9 million. Conversely, a reduction of 100 basis points in interest rates would increase the fair value of the Company's marketable securities portfolio by approximately $0.6 million.

Foreign Currency Exchange Risk

A substantial portion of the Company's sales are denominated in U.S. dollars and as a result, the Company has relatively minimal exposure to foreign currency exchange risk with respect to sales made. Approximately 10% of the Company's revenues for the year ended December 31, 2006 were denominated in Japanese Yen ("JPY"), but the product is sourced in U.S. dollars. Management periodically reviews the Company's exposure to currency fluctuations. This exposure may change over time as business practices evolve and could have a material effect on the Company's financial results in the future. The Company currently uses forward exchange contracts to hedge certain JPY exposures, but does not use any other derivative financial instruments for trading or speculative purposes. At December 31, 2006, ATMI had $12.3 million notional amount of foreign exchange contracts, which are being used to hedge recorded foreign-denominated assets, which will be settled in JPY. Holding other variables constant, if there were a 10% adverse change in foreign exchange rates for the JPY, the fair market value of the contracts outstanding at December 31, 2006 would decrease by approximately $1.4 million (but would be expected to be offset by foreign exchange gains on the amounts being hedged). The effect of an immediate 10% change in other foreign exchange rates would not be expected to have a material impact on the Company's future operating results or cash flows.

Changes in Market Risk

There have been no material quantitative changes in market risk exposure between the fiscal years ended December 31, 2005 and December 31, 2006.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control—Integrated Framework*. Our management concluded that, based on its assessment, our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report on management's assessment of internal control over financial reporting, which is included in this Annual Report.

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Stock Performance

The following graph compares the cumulative total stockholder return on the Company's Common Stock with the return on the Total Return Index for the Nasdaq Stock Market (U.S.) and the Nasdaq Electronic Components Stock Index. The measurement assumes a $100 investment as of December 31, 2002 with all dividends, if any, reinvested. The data presented are on an annual basis for the five years ended on December 31, 2006. The performance shown is not necessarily indicative of future performance.



250.00
200.00
150.00
100.00
50.00
0
Dec '02
Dec '03
Dec '04
Dec '05
Dec '06
Nasdaq (U.S.)
Nasdaq Electronic Components
ATMI

TOTAL RETURN CALCULATION

				Relative Stock Performance		
Date	Nasdaq (U.S.)	Nasdaq Electronic Components	ATMI	Nasdaq (U.S.)	Nasdaq Electronic Components	ATMI
12/31/02	450.779	1070.587	$18.52	100.00	100.00	100.00
12/31/03	674.009	2060.187	$23.21	149.52	192.44	125.32
12/31/04	733.509	1629.349	$22.53	162.72	152.19	121.65
12/30/05	749.103	1614.603	$27.97	166.18	150.81	151.03
12/29/06	823.013	1775.604	$30.53	182.58	165.85	164.85

PRICE RANGE OF COMMON STOCK

Fiscal Year Ended December 31, 2006

	High	Low
1st Quarter	**$34.42**	**$27.66**
2nd Quarter	**33.05**	**22.86**
3rd Quarter	**30.60**	**21.72**
4th Quarter	**35.30**	**28.31**

Fiscal Year Ended December 31, 2005

	High	Low
1st Quarter	$28.24	$20.53
2nd Quarter	30.75	21.95
3rd Quarter	33.62	28.58
4th Quarter	32.06	24.06

As of March 12, 2007, there were approximately 14,900 shareholders of the common stock.

Consolidated Balance Sheets

(in thousands, except per share data)

December 31,	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 73,596**	$ 30,951
Marketable securities, current portion	**131,091**	178,900
Accounts receivable, net of allowances of $666 and $695, respectively	**55,867**	47,125
Inventories, net	**47,339**	39,850
Income taxes receivable	**3,500**	—
Deferred income taxes	**8,768**	8,875
Prepaid expenses and other current assets	**12,073**	12,800
Total current assets	**332,234**	318,501
Property, plant, and equipment, net	**92,719**	82,821
Goodwill	**13,734**	13,681
Other intangibles, net	**20,669**	24,088
Marketable securities, less current portion	**14,379**	46,286
Other long-term assets	**14,302**	14,459
Total assets	**$488,037**	$499,836
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 20,144**	$ 11,910
Accrued liabilities	**15,767**	21,246
Accrued salaries and related benefits	**11,813**	8,423
Income taxes payable	**1,186**	102
Other current liabilities	**1,962**	1,975
Total current liabilities	**50,872**	43,656
Deferred income taxes, non-current	**1,165**	3,131
Other long-term liabilities	**504**	329
Commitments and contingencies (Notes 4, 6, 9, and 14)		
Stockholders' equity:		
Preferred stock, par value $.01: 2,000 shares authorized; none issued	**—**	—
Common stock, par value $.01: 100,000 shares authorized; 38,304 and 37,877 issued and 34,710 and 37,446 outstanding in 2006 and 2005, respectively	**383**	379
Additional paid-in capital	**389,346**	367,393
Deferred equity-based compensation	**—**	(5,506)
Treasury stock at cost (3,594 shares in 2006 and 431 shares in 2005)	**(100,305)**	(12,118)
Retained earnings	**140,434**	100,473
Accumulated other comprehensive income	**5,638**	2,099
Total stockholders' equity	**435,496**	452,720
Total liabilities and stockholders' equity	**$488,037**	$499,836

See accompanying notes.

Consolidated Statements of Income

(in thousands, except per share data)

Year Ended December 31,	**2006**	2005	2004
Revenues	**$325,913**	$281,754	$246,291
Cost of revenues	**162,530**	140,251	122,415
Gross profit	**163,383**	141,503	123,876
Operating expenses:			
Research and development	**26,217**	22,284	19,577
Selling, general, and administrative	**90,149**	78,810	66,920
Total operating expenses	**116,366**	101,094	86,497
Operating income	**47,017**	40,409	37,379
Interest income	**8,353**	7,269	3,485
Interest expense	**(29)**	(1,862)	(6,927)
Impairment of investments	**(260)**	(379)	(4,471)
Other income (loss), net	**775**	(53)	998
Income before income taxes	**55,856**	45,384	30,464
Provision for income taxes	**15,895**	14,662	10,358
Income from continuing operations	**39,961**	30,722	20,106
Income from operations of discontinued operations, net of income tax provision of $1,784	**—**	—	3,313
Gain on sales of discontinued operations, net of income tax provision of $4,352	**—**	—	8,083
Net income	**$ 39,961**	$ 30,722	$ 31,502
Basic earnings per share:			
Earnings per share from continuing operations	**$1.11**	$0.86	$0.64
Income per share from operations of discontinued operations	**—**	—	0.11
Gain on sales of discontinued operations	**—**	—	0.26
Income per common share	**$1.11**	$0.86	$1.01
Weighted-average shares outstanding	**36,083**	35,707	31,247
Diluted earnings per share:			
Earnings per share from operations of continuing operations	**$1.08**	$0.85	$0.64
Income per share from operations of discontinued operations	**—**	—	0.10
Gain on sale of discontinued operations	**—**	—	0.26
Income per common share	**$1.08**	$0.85	$1.00
Weighted-average shares outstanding	**36,859**	36,276	31,650

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock	Additional Paid-in Capital	Deferred Equity-Based Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003	$310	$ 213,314	$ —	$ —	$ 38,249	$ 2,900	$ 254,773
Issuance of 330 shares of common stock pursuant to the exercise of employee stock options	3	6,092	—	—	—	—	6,095
Issuance of 115 shares of common stock pursuant to the employee stock purchase plan	1	2,253	—	—	—	—	2,254
Equity-based compensation	—	216	373	—	—	—	589
Issuance of 60 shares of restricted stock	1	1,415	(1,416)	—	—	—	—
Income tax benefits from equity-based compensation	—	926	—	—	—	—	926
Net income	—	—	—	—	31,502	—	31,502
Reclassification adjustment for realized gain on available-for-sale securities sold (net of tax provision of $79)	—	—	—	—	—	(129)	(129)
Unrealized loss on available-for-sale securities (net of tax benefit of $606)	—	—	—	—	—	(989)	(989)
Cumulative translation adjustment	—	—	—	—	—	3,077	3,077
Comprehensive income							33,461
Balance at December 31, 2004	315	224,216	(1,043)	—	69,751	4,859	298,098
Issuance of 814 shares of common stock pursuant to the exercise of employee stock options	8	16,022	—	—	—	—	16,030
Issuance of 83 shares of common stock pursuant to the employee stock purchase plan	1	1,731	—	—	—	—	1,732
Issuance of 20 shares of common stock pursuant to exercise of warrants	—	235	—	—	—	—	235
Issuance of 5,183 shares of common stock pursuant to conversion of notes	52	115,980	—	—	—	—	116,032
Purchase of 431 treasury shares	—	—	—	(12,118)	—	—	(12,118)
Issuance of 299 shares of restricted stock	3	6,686	(6,689)	—	—	—	—
Equity-based compensation	—	—	2,226	—	—	—	2,226
Income tax benefits from equity-based compensation	—	2,523	—	—	—	—	2,523
Net income	—	—	—	—	30,722	—	30,722
Reclassification adjustment for realized loss on available-for-sale securities sold (net of tax benefit of $66)	—	—	—	—	—	113	113
Unrealized gain on available-for-sale securities (net of tax provision of $31)	—	—	—	—	—	53	53
Cumulative translation adjustment	—	—	—	—	—	(2,926)	(2,926)
Comprehensive income							27,962
Balance at December 31, 2005	379	367,393	(5,506)	(12,118)	100,473	2,099	452,720
Issuance of 663 shares of common stock pursuant to the exercise of employee stock options	**6**	**14,087**	**—**	**—**	**—**	**—**	**14,093**
Issuance of 85 shares of common stock pursuant to the employee stock purchase plan	**1**	**1,770**	**—**	**—**	**—**	**—**	**1,771**
Purchase of 3,163 treasury shares	**—**	**—**	**—**	**(88,187)**	**—**	**—**	**(88,187)**
Reclassification of deferred equity-based compensation	**—**	**(5,506)**	**5,506**	**—**	**—**	**—**	**—**
Equity-based compensation	**—**	**9,364**	**—**	**—**	**—**	**—**	**9,364**
Income tax benefits from equity-based compensation	**—**	**2,235**	**—**	**—**	**—**	**—**	**2,235**
Other	**(3)**	**3**	**—**	**—**	**—**	**—**	**—**
Net income	**—**	**—**	**—**	**—**	**39,961**	**—**	**39,961**
Reclassification adjustment for realized loss on available-for-sale securities sold (net of tax benefit of $321)	**—**	**—**	**—**	**—**	**—**	**547**	**547**
Unrealized gain on available-for-sale securities (net of tax provision of $105)	**—**	**—**	**—**	**—**	**—**	**178**	**178**
Cumulative translation adjustment	**—**	**—**	**—**	**—**	**—**	**2,814**	**2,814**
Comprehensive income							**43,500**
Balance at December 31, 2006	**$383**	**$389,346**	**$ —**	**$(100,305)**	**$140,434**	**$5,638**	**$435,496**

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31,	2006	2005	2004
Operating activities			
Net income	**$ 39,961**	$ 30,722	$ 31,502
Less: income from discontinued operations	**—**	—	11,396
Income from continuing operations	**39,961**	30,722	20,106
Adjustments to reconcile income from continuing operations to cash provided by operating activities from continuing operations:			
Depreciation and amortization	**20,764**	18,527	17,250
Provision for inventory obsolescence	**1,480**	405	1,606
Deferred income taxes	**(2,323)**	4,202	4,130
Income tax benefits from stock option exercises	**2,235**	2,523	926
Excess tax benefit from share-based arrangements	**(660)**	—	—
Stock compensation expense	**9,364**	2,226	589
Impairment of investments	**260**	379	4,471
Loss from equity-method investee	**361**	310	—
Other	**(222)**	(956)	(385)
Changes in operating assets and liabilities:			
Accounts receivable	**(7,980)**	(4,294)	(5,266)
Inventories	**(7,749)**	(2,766)	(16,960)
Other assets	**2,579**	4,153	(9,908)
Accounts payable	**8,095**	(5,026)	4,431
Accrued expenses	**(1,703)**	(4,450)	11,891
Income taxes	**(2,445)**	(30)	(1,379)
Other liabilities	**15**	(944)	2,110
Cash provided by operating activities of continuing operations	**62,032**	44,981	33,612
Cash used by operating activities of discontinued operations	**—**	—	(8,220)
Net cash provided by operating activities	**62,032**	44,981	25,392
Investing activities			
Capital expenditures	**(27,560)**	(28,460)	(16,785)
Proceeds from the sale of property, plant, and equipment	**362**	428	—
Acquisitions and other cost-basis and equity-basis investments	**(2,578)**	(7,695)	(2,136)
Proceeds from the sale of a cost-basis investment	**298**	3,116	—
Purchases of marketable securities	**(179,901)**	(150,440)	(210,746)
Proceeds from sales or maturities of marketable securities	**261,790**	127,531	109,880
Other	**—**	—	150
Cash used by investing activities of continuing operations	**52,411**	(55,520)	(119,637)
Cash provided by investing activities of discontinued operations	**—**	—	94,776
Net cash provided (used) by investing activities	**52,411**	(55,520)	(24,861)
Financing activities			
Payments on loans, notes payable, and capital lease obligations	**(92)**	(212)	(1,033)
Purchases of treasury stock	**(88,191)**	(11,276)	—
Proceeds from exercise of stock options, warrants, and employee stock purchase plan shares	**15,863**	17,997	8,349
Excess tax benefit from share-based payment arrangements	**660**	—	—
Net cash provided by financing activities of continuing operations	**(71,760)**	6,509	7,316
Effects of exchange rate changes on cash and cash equivalents	**(38)**	(1,414)	3,077
Increase (decrease) in cash and cash equivalents from continuing operations	**42,645**	(5,444)	(75,632)
Increase in cash and cash equivalents from discontinued operations	**—**	—	86,556
Net increase (decrease) in cash and cash equivalents	**42,645**	(5,444)	10,924
Cash and cash equivalents, beginning of year	**30,951**	36,395	25,471
Cash and cash equivalents, end of year	**$ 73,596**	$ 30,951	$ 36,395
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Non-cash conversion of subordinated notes to equity	**$ —**	$115,000	$ —
Non-cash conversion of unamortized debt issuance costs to equity	**$ —**	$ (1,333)	$ —
Non-cash conversion of unpaid interest accrual to equity relating to subordinated notes	**$ —**	$ 2,365	$ —
Cash interest paid	**$ 29**	$ 34	$ 6,131
Cash income taxes paid	**$ 18,830**	$ 7,852	$ 7,230

See accompanying notes.

Notes to Consolidated Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

ATMI (the "Company," "ATMI," or "we") believes it is a leading supplier of high performance materials, materials packaging, and materials delivery systems used worldwide in the manufacture of microelectronic devices. ATMI targets both semiconductor and flat-panel display manufacturers, whose products form the foundation of microelectronics technology rapidly proliferating through the information technology, automotive, communication, and consumer products industries. The market for microelectronics devices is growing and continually changing, which drives demand for new products and technologies at lower cost. ATMI's objective is to meet the demands of microelectronic manufacturers with solutions that maximize the efficiency of their manufacturing processes and minimize the time to ramp new processes and deliver new products. ATMI's customers include many of the leading semiconductor and flat-panel display manufacturers in the world who target leading-edge technologies.

Consolidation

The accounts of ATMI and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at December 31, 2006 and 2005, and the reported amounts of revenues and expenses during the years ended December 31, 2006, 2005, and 2004, respectively. Actual amounts could differ from those estimates.

Variable Interest Entity

In July 2005, ATMI purchased 30% of the outstanding common stock of Anji Microelectronics Co., Ltd. ("Anji"), for approximately $7.7 million, including direct acquisition costs. Anji is in the development stage of researching and developing advanced semiconductor materials and has its primary operations in Shanghai, China. Management has determined that Anji is a variable interest entity, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN No. 46(R)"). ATMI is accounting for this investment using the equity method of accounting, and we included our share of Anji's losses in the consolidated statements of income from the investment date. ATMI records its share of Anji's earnings or losses using the most current financial information available from Anji, which is one month behind ATMI's normal closing date. ATMI's maximum exposure to loss as a result of its investment in Anji is $7.0 million at December 31, 2006. The value of the investment in Anji is included in the consolidated balance sheets under the caption "Other long-term assets." The carrying value of ATMI's investment in Anji exceeds ATMI's share of Anji's net assets by approximately $6.1 million. The carrying value of ATMI's investment in Anji represents the cash paid, less our share of the losses, and per an independent valuation obtained, the excess purchase price over the underlying net assets is deemed to be goodwill.

Revenue Recognition and Accounts Receivable

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"), which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Revenues from product sales are generally recognized upon delivery to a common carrier when terms are FOB origin and upon receipt by a customer when terms are FOB destination. In instances where final acceptance of equipment is specified by the purchase agreement, revenue is deferred until all acceptance criteria have been satisfied. We accrue for sales returns, warranty costs, and other allowances based on a current evaluation of our experience based on stated terms of the transactions.

The Company uses an exclusive contract manufacturer (Matheson Tri-Gas), which is also an exclusive distribution partner, for the manufacture and distribution of its SDS products (the "Licensed Products"). Under the terms of the manufacturing agreement, ATMI retains the right to manufacture 25% of all Licensed Products, while the contract manufacturer has the right to manufacture 75% of all Licensed Products. Upon completion of manufacture, ATMI purchases all Licensed Products produced by the contract manufacturer. Under the terms of the distribution agreement, ATMI receives payment from the distributor based upon a formula which is dependent on the sale price obtained by the distributor to its customer. ATMI recognizes revenue from the sale of Licensed Products to this distribution partner when the distributor sells the Licensed Products to its customers, because that is when the sales price becomes fixed and determinable by the Company. During the years ended December 31, 2006, 2005, and 2004, ATMI recognized $77.5 million, $67.5 million, and $63.9 million of revenues from this distributor, respectively.

Billings to customers for shipping and handling are included within revenues. Costs incurred for shipping and handling of products are charged to cost of revenues. Credit is extended to customers based on an evaluation of each customer's financial condition; generally, collateral is not required. Revenues are presented in the consolidated financial statements net of sales allowances and discounts. Accounts receivable are presented in the consolidated financial statements net of the allowance for doubtful accounts.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, we perform periodic credit evaluations of our customers and ongoing account balance reviews and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, accounts receivable, and currency forward exchange contracts. The Company invests its cash and cash equivalents and marketable securities (primarily in auction rate securities), other corporate obligations, and U.S. Government and municipal debt obligations. The Company had amounts due from two customers that accounted for approximately 38% of accounts receivable at December 31, 2006 and 2005, respectively.

Research and Development

Costs associated with the development of new products and improvements to existing products are charged to expense as incurred.

Cash and Cash Equivalents and Marketable Securities

Highly liquid investments with maturities of three months or less, when purchased, are classified as cash and cash equivalents. Investments in publicly traded securities with maturities greater than three months, when purchased, are classified as marketable securities.

We account for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as amended by FASB Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," ("FSP 115-1"). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment losses and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. All of the Company's marketable securities are classified as available-for-sale as of the balance sheet date and are reported at fair value, based on quoted market prices, with unrealized gains and losses included in stockholders' equity as a component of accumulated other comprehensive income, net of applicable taxes. Marketable securities that are in a temporarily impaired position, where management has the ability and intent to hold until anticipated recovery or maturity, are classified as either current or non-current based on the remaining contractual maturity of the security. Those securities in a temporarily impaired position with contractual maturities greater than one year are classified as non-current.

At December 31, 2006, the Company holds time deposits of $10.0 million in South Korea which are classified as marketable securities.

At December 31, 2005, the Company held a $3.6 million time deposit in Germany, which is classified as a cash equivalent. Additionally, at December 31, 2005, the Company held time deposits of $5.9 million and $2.4 million in South Korea and Belgium, respectively, which are classified as marketable securities.

Non-marketable Equity Securities

We selectively invest in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support an ATMI product or initiative. At December 31, 2006, the carrying value of our portfolio of strategic investments in non-marketable equity securities totaled $11.8 million ($10.2 million in 2005), of which $4.8 million are accounted for at cost ($2.8 million in 2005), and $7.0 million are accounted for using the equity method of accounting ($7.4 million in 2005). Non-marketable equity securities are included in the consolidated balance sheets under the caption "Other long-term assets."

We review our investments quarterly for indicators of impairment; however, for non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity, and the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation.

Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case we write the investment down to its impaired value. When an investee is not considered viable from a financial or technological point of view, we write down the entire investment since we consider the estimated fair market value to be nominal. If an investee obtains additional funding at a valuation lower than our carrying amount, or requires a new round of equity funding to remain in operation and the new funding does not appear imminent, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise. Impairments of investments in our portfolio of non-marketable equity securities were approximately $0.3 million in 2006 ($0.4 million in 2005 and $4.5 million in 2004), and are presented separately in the consolidated statements of income as "Impairment of investments."

Inventories

Inventories are stated at the lower of cost or market, using the first-in, first-out ("FIFO") method, and we write down the value of inventories for estimated obsolescence and excess quantities on hand and for known adverse conditions and circumstances.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost, net of accumulated depreciation. We depreciate our property, plant, and equipment using the straight-line method over the estimated useful life of the asset. The depreciation periods used are as follows: buildings, 15 to 35 years; machinery and equipment, 3 to 15 years; furniture and fixtures, 5 years; and leasehold improvements are amortized over the lesser of the lease term or estimated useful life. ATMI uses accelerated depreciation methods for tax purposes where appropriate.

Income Taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits, deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that a substantial majority of the gross deferred tax assets will ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not likely.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. For a discussion of current tax matters, see Note 10.

Fair Values of Financial Instruments Other than Derivatives

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. Marketable securities are accounted for at fair value using quoted market prices for those securities. All other financial instruments are accounted for on a historical cost basis, which due to the nature of these instruments, approximates fair value at the balance sheet dates.

Derivatives

ATMI enters into derivative financial instruments solely to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. These financial instruments are in the form of forward foreign currency exchange contracts, and are not entered into for trading purposes. ATMI uses only commonly traded instruments.

We account for derivative instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133, as amended, requires the Company to recognize these instruments as either assets or liabilities on the balance sheet and measure them at fair value.

We recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements, at fair value, regardless of the purpose or intent for holding the instrument. Derivatives that are entered into for risk management purposes, and are not designated as hedges, are recorded at their fair market values, with changes in fair market value being recognized in income. The fair values of forward foreign currency exchange contracts are estimated based on market prices obtained from an independent dealer or market quotes. Such quotes represent the estimated amount the Company would receive or pay to terminate the agreements taking into consideration current rates.

Goodwill and Other Intangible Assets

We account for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." At December 31, 2006, the Company had $13.7 million of goodwill ($13.7 million in 2005), representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with SFAS No. 142, goodwill is not amortized, but is subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of reporting units, as defined by SFAS No. 142. Management completed this annual assessment during the fourth quarter of 2006 based on the best information available as of the date of the assessment, which incorporated management's assumptions about expected future cash flows. Based on this assessment, there was no goodwill impairment as of December 31, 2006. Future cash flows can be affected by changes in the global economy and local economies, changes in the microelectronics industry, changes in technology, and the execution of management's plans. There can be no assurance that future events will not result in impairment of goodwill.

We review the carrying values of long-lived assets, including intangible assets, for impairment when facts or circumstances indicate that the carrying value of long-lived assets may be impaired. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment review consists of a specific evaluation of the assets, or groups of assets, to determine whether any impairment exists by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If the review indicates that the asset is impaired, then an impairment loss representing the difference between the asset's fair value and its carrying value is recognized.

We amortize our patents and other amortizable intangible assets over their estimated useful lives. All amortizable intangible assets are amortized using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 14 years.

Translation of Foreign Currencies

For most international operations, local currencies are considered the functional currency of the entity. Revenue and expense accounts are translated at the average exchange rate for the year, while asset and liability accounts are translated at the exchange rate in effect at the balance sheet date. Equity accounts are translated at historical exchange rates. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Equity-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") and related interpretations which require the measurement and recognition of compensation expense for all equity-based payments to employees and directors based on their fair value. Prior to 2006, the Company accounted for stock options using the intrinsic value method under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employee," as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, equity-based compensation expense was not recognized in net income as the exercise price of options granted was equal to the market value of the stock on the date of grant. The Company provided pro forma net income and earnings per share amounts as if equity-based compensation expense had been recognized based on fair value in the footnotes, as required.

The Company elected the modified-prospective-transition method as permitted by SFAS No. 123(R) and, therefore, prior periods have not been restated to reflect the impact of equity-based compensation expense. Equity-based compensation expense is recorded for all unvested stock options at January 1, 2006 and those subsequently granted, and is recognized on a straight-line basis over the stated vesting period.

In accordance with FSP No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards," we have made a one-time election to use the alternative simplified method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R) and reported in the consolidated statements of cash flows. Prior to the adoption of SFAS No. 123(R), the Company presented tax benefits resulting from equity-based compensation as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of recognized compensation cost be classified as financing cash flows.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's income before income taxes for the year ended December 31, 2006 is $6.0 million lower, and net income for the year ended December 31, 2006 is $4.0 million lower, than if it had continued to account for equity-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $0.11 and $0.11 lower, respectively, than if the Company had continued to account for equity-based compensation under APB 25.

This table, for the years ended December 31, 2005 and 2004, illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS No. 123 had been applied to all outstanding and unvested awards in the prior years (in thousands, except per share data):

Year Ended December 31,	2005	2004
Net income, as reported	$30,722	$31,502
Add: Total stock-based employee compensation expense included in reported net income, net of tax effect	1,506	385
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax effect	(7,580)	(8,404)
Pro forma net income	$24,648	$23,483
Income (loss) per share:		
Basic–as reported	$0.86	$1.01
Basic–pro forma	$0.69	$0.75
Diluted–as reported	$0.85	$1.00
Diluted–pro forma	$0.68	$0.74

Recently Issued Accounting Pronouncements

In September 2005, the FASB issued a Proposed Statement of Financial Accounting Standards which amends FASB Statement No. 128, "Earnings per Share." The proposed statement is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. We have evaluated the proposed statement as presently drafted and have determined that if adopted in its current form it would not have a significant impact on the computation of our earnings per share.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard will apply whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for ATMI beginning on January 1, 2008. We do not expect that this standard will have a material effect on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 is effective for ATMI beginning on January 1, 2007. We are evaluating our tax positions and anticipate that the Interpretation will not have a significant impact on our results of operations.

Certain 2005 and 2004 amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2006 presentation. The effect of the reclassifications was not material to our financial position or results of operations.

Other

Approximately 6% of the Company's employees are covered by collective bargaining agreements that will expire during 2007. All of the employees covered by these agreements are based in Belgium. The net assets of the Company's Belgium subsidiary represent approximately 3% of the Company's consolidated net assets.

2. DISCONTINUED OPERATIONS

In 2004, the Company sold the following non-core product lines: environmental abatement equipment, materials sensing and monitoring equipment, epitaxial services, outsourced parts cleaning and tool maintenance services, the smartcard device venture, and gallium nitride materials. In accordance with SFAS No. 144, the Company accounted for these product lines as discontinued operations for 2004 and 2003. The operating results and gains on sale of these product lines are shown as a discontinued operation in the consolidated statements of operations.

In December 2004, the Company completed the sale of its environmental abatement equipment business for $16.0 million in cash. A gain of $2.7 million, net of taxes, was recognized on the sale of this business.

In September 2004, the Company completed the sale of its Emosyn smartcard business for $15.1 million in cash and a 16.4% investment in the entity that acquired the Emosyn smartcard business. A gain of $3.4 million, net of taxes, was recognized on the sale of the Emosyn smartcard business. In April 2005, the 16.4% investment in the Emosyn smartcard business was sold for its approximate carrying cost.

In July 2004, the Company completed the sale of its epitaxial services business for proceeds of $38.0 million. A gain of $0.5 million, net of taxes, was recognized on the sale of the epitaxial services business.

In June 2004, the Company completed the sale of its semiconductor parts cleaning services business, "Fab Services," for total proceeds of $6.7 million, including $4.9 million of cash, and a note for the balance, payable in three equal annual installments. A gain of $0.2 million, net of taxes, was recognized on the sale of the Fab Services business.

In May 2004, the Company completed the sale of its life safety sensors business for total cash proceeds of $11.0 million. A gain of $0.1 million, net of taxes, was recognized on the sale of the life safety sensors business.

In March 2004, the Company completed the sale of its gallium nitride materials business for total cash proceeds of $10.3 million. A gain of $1.2 million, net of taxes, was recognized on the sale of the gallium nitride materials business.

The aggregate gains from the sales of the business units noted above are included in the accompanying statement of income as a gain on sales of discontinued operations, net of income taxes.

At December 31, 2006, we have a remaining reserve of $1.8 million, included in the consolidated balance sheet under the caption "Accrued liabilities," to cover contingencies related to notes receivable, warranty obligations, and lease termination liabilities associated with the disposals of these non-core product lines.

Revenues and income from discontinued operations were as follows for the year ended December 31, 2004 (in thousands):

	2004
Revenues	$83,868
Pretax income from discontinued operations (1)	$17,532
Income from operations of discontinued operations, net of income taxes	$ 3,313
Gain on sales of discontinued operations, net of income taxes	$ 8,083

(1) A gain on sales of discontinued operations of $12.4 million is included in the 2004 results of operations.

3. MARKETABLE SECURITIES

Marketable securities are comprised of the following at December 31, (in thousands):

	2006			2005		
	Cost	Gross Unrealized Gain (Loss)	Estimated Fair Value	Cost	Gross Unrealized Gain (Loss)	Estimated Fair Value
Securities in unrealized gain position:						
Common stock	**$ 971**	**$2,227**	**$ 3,198**	$ 629	$ 2,419	$ 3,048
Government debt obligations	**5,874**	**5**	**5,879**	—	—	—
Government-sponsored debt obligations	**3,000**	**1**	**3,001**	—	—	—
Subtotal	**9,845**	**2,233**	**12,078**	629	2,419	3,048
Securities in unrealized loss position:						
Corporate debt obligations	**26,460**	**(153)**	**26,307**	110,233	(889)	109,344
Government debt obligations	**16,924**	**(20)**	**16,904**	—	—	—
Government-sponsored debt obligations	**27,375**	**(157)**	**27,218**	57,379	(769)	56,610
Subtotal	**70,759**	**(330)**	**70,429**	167,612	(1,658)	165,954
Securities at par:						
Corporate debt obligations	**10,003**	**—**	**10,003**	26,234	—	26,234
Government debt obligations	**52,960**	**—**	**52,960**	29,950	—	29,950
Subtotal	**62,963**	**—**	**62,963**	56,184	—	56,184
Total marketable securities	**$143,567**	**$1,903**	**$145,470**	$224,425	$ 761	$225,186

The amortized cost and estimated fair value of available-for-sale securities, by contractual maturity, as of December 31, 2006 are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may exercise the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$120,331	$120,026
Due between one and two years	22,265	22,246
	142,596	142,272
Common stock	971	3,198
	$143,567	$145,470

This table shows the Company's marketable securities that are in an unrealized loss position at December 31, 2006, and also shows the duration of time the security has been in an unrealized loss position:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt obligations (1)	$ 2,000	$ (3)	$24,307	$(150)	$26,307	$(153)
Government debt obligations (1)	16,904	(19)	—	—	16,904	(19)
Government-sponsored debt obligations (1)	4,985	(15)	22,232	(143)	27,217	(158)
Total	$23,889	$(37)	$46,539	$(293)	$70,428	$(330)

(1) The unrealized losses on the Company's investments in corporate debt, government debt obligations, and government-sponsored debt obligations were caused by general market interest rate increases. At December 31, 2006, 31 of the Company's investments are in an unrealized loss position. The contractual terms of those investments do not permit the issuers to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider the impairment of those investments to be other-than-temporary at December 31, 2006.

4. INVENTORIES

Inventories are comprised of the following at December 31, (in thousands):

	2006	2005
Raw materials	**$13,727**	$9,192
Work-in-process	**1,926**	2,392
Finished goods	**34,039**	30,340
	49,692	41,924
Excess and obsolescence reserve	**(2,353)**	(2,074)
Inventories, net	**$47,339**	$39,850

As of December 31, 2006, the Company had commitments for inventory purchases of $2.2 million.

5. DERIVATIVE INSTRUMENTS

ATMI is a party to four Japanese Yen ("JPY") currency exchange forward contracts that mature within one year, to manage its exposure to volatility in this currency against the U.S. dollar. At December 31, 2006, ATMI had $12.3 million notional amount of JPY currency exchange forward contracts outstanding. The forward contracts were initiated to hedge against JPY-denominated payables on the balance sheet. At December 31, 2006, the unrealized gain on all derivative instruments is $0.3 million and has been recorded in the consolidated balance sheet in other current assets and in other income, net on the consolidated statement of income, because these transactions were not designated as hedges.

6. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net, is comprised of the following (in thousands):

December 31,	2006	2005
Land	**$ 1,236**	$ 1,196
Buildings	**23,452**	22,289
Machinery and equipment	**114,284**	107,285
Furniture and fixtures	**2,915**	3,877
Leasehold improvements	**15,816**	17,563
Construction in progress	**9,003**	7,525
	166,706	159,735
Accumulated depreciation and amortization	**(73,987)**	(76,914)
	$ 92,719	$ 82,821

Depreciation and amortization expense for property, plant, and equipment for the years ended December 31, 2006, 2005, and 2004 was $17.4 million, $14.7 million, and $12.9 million, respectively.

Fully depreciated assets, which were no longer in use, of approximately $16.1 million, were written off in the year ended December 31, 2006.

As of December 31, 2006, the Company had commitments for capital expenditures of $0.4 million.

7. GOODWILL AND OTHER INTANGIBLES

Changes in carrying amounts of goodwill and other intangibles for the year ended December 31, 2006 were as follows (in thousands):

	Goodwill	Debt Issuance Costs	Patents & Trademarks	Other	Total Other Intangibles
Balance at January 1, 2004	$ 12,097	$ 1,557	$ 23,695	$ 3,927	$ 29,179
Acquisitions	1,568(1)	—	—	—	—
Amortization	—	(224)	(2,513)	(988)	(3,725)
Reclassification to equity upon conversion	—	(1,333)	—	—	(1,333)
Other, including foreign currency translation	16	—	(9)	(24)	(33)
Balance at December 31, 2005	$ 13,681	$ —	$ 21,173	$ 2,915	$ 24,088
Amortization	—	—	**(2,526)**	**(903)**	**(3,429)**
Other, including foreign currency translation	**53**	—	**40**	**(30)**	**10**
Balance at December 31, 2006	**$13,734**	**$ —**	**$18,687**	**$1,982**	**$20,669**

(1) Represents additional purchase price paid to former shareholders of ESC, Inc. as a result of earn out targets being met.

Goodwill and other intangibles balances consisted of the following at December 31, 2006 and 2005 (in thousands):

	Goodwill	Patents & Trademarks	Other	Total Other Intangibles
Gross amount as of December 31, 2005	$ 13,681	$ 27,530	$ 6,076	$ 33,606
Accumulated amortization	—	(6,357)	(3,161)	(9,518)
Balance as of December 31, 2005	$ 13,681	$ 21,173	$ 2,915	$ 24,088
Gross amount as of December 31, 2006	**$13,734**	**$27,570**	**$ 5,969**	**$ 33,539**
Accumulated amortization	**—**	**(8,883)**	**(3,987)**	**(12,870)**
Balance as of December 31, 2006	**$13,734**	**$18,687**	**$ 1,982**	**$ 20,669**

The approximate amortization expense expected to be recognized related to intangible assets is as follows (in thousands):

Year	Amount
2007	$ 3,246
2008	2,934
2009	2,930
2010	2,316
2011	1,431
Thereafter	7,812
Total	$20,669

8. NOTES PAYABLE

On November 13, 2001, the Company sold $115.0 million of convertible subordinated notes (the "Notes") due November 15, 2006 in a private offering. The Notes bore interest at 5.25% per annum and were convertible by the holders into 5,183,095 shares of the Company's common stock, at a conversion price of approximately $22.19 per share. The Notes became redeemable at the Company's option beginning on November 15, 2004, in whole or in part, if ATMI's common stock exceeded 120% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days. The redemption amount beginning on November 15, 2004 and ending on November 14, 2005 was 102.10%. Upon notification of redemption by the Company, the note holders had the option of choosing to convert their Notes to common stock prior to the redemption date. Interest was payable to note holders on a semi-annual basis.

On April 8, 2005, all of the Notes were converted into 5,183,095 shares of common stock pursuant to the provisions of the Indenture dated November 15, 2001. Pursuant to such conversion, deferred financing costs of $1.3 million and accrued but unpaid interest of $2.4 million, at the date of conversion, were recorded as adjustments to additional paid-in capital.

9. LEASES

The Company leases office and manufacturing facilities, and certain manufacturing equipment under several operating leases expiring between 2007 and 2011. Rental expense was $4.2 million, $3.8 million, and $3.2 million for the years ended December 31, 2006, 2005, and 2004, respectively.

The following is a schedule of future minimum lease payments for operating leases as of December 31, 2006 (in thousands):

	Operating Leases
2007	$3,715
2008	2,440
2009	1,220
2010	308
2011	2
Thereafter	—
Total minimum lease payments	$7,685

10. INCOME TAXES

Pretax income from continuing operations was taxed in the following jurisdictions (in thousands):

Year Ended December 31,	2006	2005	2004
Domestic	**$48,763**	$41,127	$27,497
Foreign	**7,093**	4,257	2,967
Total pretax income	**$55,856**	$45,384	$30,464

Significant components of the provision (benefit) for income taxes for the periods presented are as follows (in thousands):

December 31,	2006	2005	2004
Current:			
Federal	**$15,080**	$ 7,529	$ 4,864
State	**1,410**	948	173
Foreign	**1,727**	1,937	1,231
Total current	**18,217**	10,414	6,268
Deferred:			
Federal	**(1,896)**	4,600	3,485
State	**(382)**	(93)	541
Foreign	**(44)**	(259)	64
Total deferred	**(2,322)**	4,248	4,090
	$15,895	$14,662	$10,358

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,	2006	2005
Deferred tax assets:		
Accrued liabilities	**$ 4,791**	$ 5,176
Inventory adjustments	**5,975**	5,600
Net operating loss and tax credit carryforwards	**2,040**	2,390
Equity-based compensation	**3,626**	952
Other, net	**36**	—
	16,468	14,118
Valuation allowance	**(416)**	(591)
	16,052	13,527
Deferred tax liabilities:		
Depreciation and amortization	**(7,746)**	(7,494)
Unrealized gain on marketable securities	**(703)**	(279)
Other, net	**—**	(10)
	(8,449)	(7,783)
Net deferred tax assets	**$ 7,603**	$ 5,744

The valuation allowance relates to realizability of certain U.S. state and foreign net operating losses and certain U.S. state tax credits. In 2006, the valuation allowance was reduced by $0.2 million due to the expiration of U.S. state tax credits.

As of December 31, 2006, the Company has a deferred tax asset related to state net operating loss carryforwards of $0.6 million. Additionally, the Company has state tax credit carryforwards of $1.4 million. The state net operating loss and tax credit carryforwards will expire at various dates in 2007 through 2024, if not used.

The reconciliation of income tax expense (benefit) from continuing operations computed at the U.S. federal statutory tax rate to the Company's tax expense (benefit) is as follows (in thousands):

For the Year Ended December 31,	2006	2005	2004
U.S. statutory rate	**$19,550**	$15,884	$10,662
State income taxes	**668**	555	658
Foreign income taxes	**(722)**	65	343
Tax exempt income	**(949)**	(11)	(115)
ETI benefit	**(1,040)**	(1,637)	(904)
Change in valuation allowance of deferred tax assets	**(20)**	(56)	(384)
Adjustment to tax liabilities	**(1,716)**	—	—
Other, net	**124**	(138)	98
	$15,895	$14,662	$10,358

ATMI has not provided for U.S. federal income and foreign withholding taxes on approximately $25.3 million of undistributed earnings from non-U.S. operations as of December 31, 2006, because such earnings are intended to be reinvested indefinitely outside of the United States. These earnings could become subject to additional tax if they are remitted as dividends, loaned to ATMI, or upon sale of subsidiary stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that eventually might be paid on the foreign earnings.

In 2005, ATMI evaluated its position with respect to the indefinite reinvestment of foreign earnings and elected not to avail itself of the repatriation provisions contained in the American Jobs Creation Act of 2004.

11. PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan covering substantially all of its domestic employees that is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company's matching contributions are discretionary by plan year and were approximately $0.8 million, $0.7 million, and $0.5 million for the years ended December 31, 2006, 2005, and 2004, respectively.

12. STOCKHOLDERS' EQUITY

The following table shows the effect of compensation cost arising from equity-based payment arrangements recognized in the consolidated statements of income (in thousands):

	2006	2005	2004
Cost of revenues	**$ 910**	$ —	$ —
Research and development	**773**	—	—
Selling, general, and administrative	**7,681**	2,226	589
Total equity-based compensation expense	**9,364**	2,226	589
Income tax benefit	**3,137**	720	204
Net equity-based compensation expense	**$6,227**	$1,506	$385

No equity-based compensation cost was capitalized.

Summary of Plans

We currently have five equity-based compensation plans which provide for the granting of up to 8,900,000 nonqualified stock options, incentive stock options ("ISOs"), stock appreciation rights, and restricted stock awards to employees, directors, and consultants of the Company. Stock options typically vest over periods ranging from one to four years with a maximum contractual term of ten years. Restricted stock awards typically vest over periods ranging from three to five years. Shares issued as a result of stock option exercises are primarily funded with issuance of new shares.

The following table shows the number of shares approved by shareholders for each plan and the number of shares that remain available for equity awards at December 31, 2006 (in thousands):

Stock Plan	Number of Shares Approved	Number of Shares Available
1997 Stock Plan (1)	900	104
1998 Stock Plan (1)	2,000	476
2000 Stock Plan (2)	2,000	274
2003 Stock Plan (2)	3,000	1,611
Employee Stock Purchase Plan (3)	1,000	316
Totals	8,900	2,781

(1) Exercise prices for ISOs granted under this plan may not be less than 100% of the fair market value for the Company's common stock on the date of grant. Exercise prices for non-qualified stock options granted under this plan may not be less than 50% of the fair market value for the Company's common stock on the date of grant.

(2) Exercise prices for ISOs and non-qualified stock options granted under this plan may not be less than 100% of the fair market value for the Company's common stock on the date of grant.

(3) This plan enables all employees to subscribe at six-month intervals to purchase shares of common stock at the lower of 85% of the closing price of the shares on the day previous to the first day or the last day of each six-month period and is a compensatory plan, as defined by SFAS No. 123(R). Effective January 1, 2007, this plan has been amended such that employees may purchase shares at 95% of the closing price on the day previous to the last day of each six-month offering period. Beginning January 1, 2007, this plan is no longer considered to be compensatory, as defined by SFAS No. 123(R).

Fair Value

The Company uses the Black-Scholes-Merton options-pricing model to determine the fair value of stock options under SFAS No. 123(R), consistent with that used for pro forma disclosures in prior years. Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected term). For awards granted subsequent to January 1, 2006, expected volatility is based on the historical volatility of ATMI common stock for a period shorter than the expected term of the options. We have excluded the historical volatility prior to the public announcement regarding the sale of our non-core businesses in 2004, because those businesses that were sold represented a significant portion of ATMI's consolidated business and were subject to considerable cyclicality associated with the semiconductor equipment industry, which drove increased volatility in ATMI's stock price. The expected term of options granted is derived using the "simplified" method as allowed under the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life.

In accordance with SFAS No. 123(R), in the determination of equity-based compensation cost, the Company estimates the total number of instruments that will be forfeited as a result of a failure to provide the requisite service to earn the award. Prior to the adoption of SFAS No. 123(R), for purposes of the pro forma disclosures under SFAS No. 123, the Company did not make an estimate of forfeitures, but instead subsequently reversed pro forma compensation cost for forfeited awards when the awards were actually forfeited. The effect of forfeitures on restricted stock was not material in periods prior to January 1, 2006.

The weighted-average fair value of options granted during the years ended December 31, 2006, 2005, and 2004 was $12.07, $12.39, and $12.76, respectively, based on the Black-Scholes-Merton options-pricing model. The following weighted-average assumptions were used for grants in the periods indicated:

	2006	2005	2004
Stock option grants:			
Risk-free interest rate	**4.70%**	3.90%	3.50%
Expected term, in years	**6.25**	5.10	4.50
Expected volatility	**32.4%**	68.3%	67.1%
Dividend yield	**0%**	0%	0%

Prior to January 1, 2006 and the adoption of SFAS 123(R), the Company's expected volatility on shares of its common stock was based on historical volatility over a period commensurate with the expected term of the options. However, as a result of adopting SFAS 123(R), for the reasons stated above, the Company has determined that the historical volatility used for grants in 2006 is limited to the period subsequent to the sale of our non-core businesses, which is less than the expected term of the options.

The Company uses historical data to estimate forfeitures of awards due to employee terminations in order to estimate compensation cost for awards expected to vest. In addition, we separate employees into groups that have similar characteristics for purposes of making forfeiture estimates.

Stock Option and Restricted Stock Activity

The following table summarizes the option activity under the plans as of December 31, 2006 and changes during the year then ended (options are expressed in thousands; averages are calculated on a weighted basis; life in years; intrinsic value expressed in thousands):

	Number of Options	Average Excercise Price	Average Remaining Life	Aggregate Intrinsic Value
Outstanding at December 31, 2005	3,556	$24.02		
Granted	**214**	**$28.88**		
Exercised	**(663)**	**$21.27**		
Forfeited	**(346)**	**$24.96**		
Outstanding at December 31, 2006	**2,761**	**$24.95**	**5.2**	**$18,150**
Exercisable at December 31, 2006	**1,792**	**$25.70**	**4.0**	**$11,395**

The aggregate intrinsic value represents the difference between the Company's closing stock price of $30.53 as of December 31, 2006 and the exercise price of dilutive options at that date, multiplied by the number of dilutive options outstanding as of that date. The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2005, and 2004 was $7.0 million, $7.5 million, and $2.6 million, respectively. The total fair value of options which vested during the years ended December 31, 2006, 2005, and 2004 was $6.5 million (505,000 shares), $7.6 million (490,000 shares), and $9.6 million (571,000 shares), respectively.

The tax benefit realized from equity-based compensation totaled $2.2 million and $2.5 million for the years ended December 31, 2006 and 2005, respectively.

The following table summarizes restricted stock activity under the 2003 Stock Plan as of December 31, 2006 and changes during the year then ended (shares are expressed in thousands; averages are calculated on a weighted basis):

	Number of Options	Average Grant Date Fair Value
Non-vested at December 31, 2005	359	$22.54
Granted	**260**	**$29.23**
Vested	**(34)**	**$21.87**
Forfeited	**(26)**	**$24.71**
Non-vested at December 31, 2006	**559**	**$25.59**

The total fair value of restricted stock which vested during the year ended December 31, 2006 was $0.7 million ($0 in the years ended December 31, 2005 and 2004).

As of December 31, 2006, $7.5 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.3 years. As of December 31, 2006, $7.7 million of unrecognized compensation cost related to restricted stock is expected to be recognized over a weighted-average period of approximately 2.2 years.

Earnings Per Share

The following table presents the computation of basic and diluted earnings per share from continuing operations (in thousands, except per share data):

	2006	2005	2004
Numerator:			
Income from continuing operations	**$39,961**	$30,722	$20,106
Denominator:			
Denominator for basic earnings per share—weighted-average shares	**36,083**	35,707	31,247
Dilutive effect of employee stock options	**559**	462	370
Dilutive effect of restricted stock	**217**	99	23
Dilutive effect of warrants	**—**	8	10
Denominator for diluted earnings per share	**36,859**	36,276	31,650
Earnings per share from continuing operations—basic	**$1.11**	$0.86	$0.64
Earnings per share from continuing operations—assuming dilution	**$1.08**	$0.85	$0.64

The following potential common shares have been excluded from the calculation of weighted-average shares outstanding, because their effect was considered to be antidilutive (in thousands):

	2006	2005	2004
Employee stock options	**404**	532	1,921
Shares issuable upon conversion of the 5.25% convertible subordinated notes due November 15, 2006	**—**	—	5,183
Total	**404**	532	7,104

The 20,000 warrants outstanding as of December 31, 2004, at an exercise price of $11.75, were exercised during 2005.

The Company has never declared or paid cash dividends on its capital stock.

In October 2005, the Company's Board of Directors approved a share repurchase program for up to $75.0 million of ATMI common stock and in August 2006, the Company's Board of Directors approved a second share repurchase program for an additional $150.0 million (collectively, the "Repurchase Programs"). Share repurchases are made from time to time in open market transactions at prevailing market prices, or in privately negotiated transactions. Management determines the timing and amount of purchases under the Repurchase Programs based upon market conditions or other factors. The Repurchase Programs do not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice. Under the Repurchase Programs, the Company has purchased a total of 3,594,000 shares of its common stock at an average price of $27.91 per share, of which $0.8 million was included in accounts payable at December 31, 2006, because the settlement date was subsequent to December 31, 2006.

Subsequent to December 31, 2006 through February 19, 2007, the Company purchased approximately 216,000 shares of its common stock at an average price of $31.78 per share pursuant to the Repurchase Programs.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows (in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Available-for-Sale Securities	Total
Balance at January 1, 2004	$ 1,468	$ 1,432	$ 2,900
Reclassification adjustment for realized gain on available-for-sale securities sold (net of tax provision of $79) (1)	—	(129)	(129)
Unrealized loss on available-for-sale securities (net of tax benefit of $606)	—	(989)	(989)
Cumulative translation adjustment	3,077	—	3,077
Balance at December 31, 2004	4,545	314	4,859
Reclassification adjustment for realized loss on available-for-sale securities sold (net of tax benefit of $66) (1)	—	113	113
Unrealized gain on available-for-sale securities (net of tax provision of $31)	—	53	53
Cumulative translation adjustment	(2,926)	—	(2,926)
Balance at December 31, 2005	1,619	480	2,099
Reclassification adjustment for realized loss on available-for-sale securities sold (net of tax benefit of $321) (1)	—	**547**	**547**
Unrealized gain on available-for-sale securities (net of tax provision of $105)	—	**178**	**178**
Cumulative translation adjustment	**2,814**	**—**	**2,814**
Balance at December 31, 2006	**$4,433**	**$1,205**	**$5,638**

(1) Determined based on the specific identification method.

14. COMMITMENTS AND CONTINGENCIES

In July 2003, a subsidiary of ATMI filed suit against Praxair, Inc., the parent company of Praxair Electronics, in the United States District Court for the Southern District of New York, charging it with infringing two patents ATMI holds for certain gas storage and delivery systems. ATMI is seeking damages and an injunction against Praxair marketing its UpTime system. In April 2006, the New York District Court granted Praxair's request for summary judgment that all asserted claims of ATMI's two VAC patents are invalid. ATMI has appealed the decision and will continue to pursue its claims vigorously.

On December 22, 2003, Praxair, Inc. and Praxair Technology, Inc. filed suit against ATMI, Inc. and Advanced Technology Materials, Inc. in the United States District Court for the District of Delaware alleging infringement of three patents owned by Praxair Technology, Inc. related to certain gas storage and delivery systems. Praxair is seeking damages and an injunction against ATMI marketing its VAC system. In 2005, the Delaware District Court granted ATMI's request for summary judgment that all asserted claims of one of Praxair's patents are invalid. At trial, a jury found the remaining claims asserted by Praxair valid and infringed by ATMI's VAC products. ATMI seeks to have those remaining claims held unenforceable by the Court. The determination of any damage amount has been deferred to a later proceeding. ATMI intends to continue to pursue a vigorous defense against Praxair's claims. ATMI, Inc. has a limited contingent fee arrangement with certain outside counsel relating to the Delaware litigation.

In 2005, a subsidiary of ATMI filed suit against Praxair, Inc. and Praxair GmbH in Dusseldorf, Germany, charging infringement of a patent ATMI holds for certain gas storage and delivery systems. Since the third quarter of 2006, a preliminary injunction against Praxair selling or supplying its UpTime system in Germany has been in effect.

In August 2006, a subsidiary of ATMI filed suit in Belgium against Praxair, Inc. and Belgian affiliates of Praxair, Inc. charging infringement of a patent ATMI holds for certain gas storage and delivery systems. In September 2006, a request for preliminary injunction against Praxair, Inc. and its Belgian affiliates was filed. The request was granted in part and a preliminary injunction is currently in place against the public marketing of the UpTime system worldwide. Both parties appealed and a decision of the appeal court in Antwerp, Belgium is expected shortly.

ATMI is, from time to time, subject to various legal actions, governmental audits, and proceedings relating to various matters incidental to its business including product liability and environmental claims. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after reviewing such matters and consulting with ATMI's counsel and considering any applicable insurance or indemnifications, any liability which may ultimately be incurred, including the Praxair litigations, is not expected to materially affect ATMI's consolidated financial position, cash flows, or results of operations.

At December 31, 2006, the Company had $0.9 million of outstanding standby letters of credit related to a lease and other obligations.

ATMI currently has self-insurance limits for U.S. employee medical claims. The medical plan for U.S. employees has a stop-loss of $0.1 million per individual occurrence and an annual aggregate stop-loss of $4.0 million.

15. GEOGRAPHIC DATA

The Company's geographic data for the years ended December 31, 2006, 2005, and 2004 are as follows (in thousands):

	United States	Taiwan	Japan	South Korea	Other Pacific Rim	Europe and Other	Total
December 31, 2006							
Revenues	**$103,921**	**$67,451**	**$46,924**	**$36,427**	**$37,794**	**$33,396**	**$325,913**
Long-lived assets	**127,657**	**4,436**	**1,167**	**2,774**	**99**	**5,291**	**141,424**
December 31, 2005							
Revenues	$ 92,744	$ 64,714	$ 43,077	$ 27,314	$ 24,928	$ 28,977	$ 281,754
Long-lived assets	127,616	376	882	2,531	101	3,543	135,049
December 31, 2004							
Revenues	$ 86,365	$ 54,781	$ 40,122	$ 18,204	$ 21,439	$ 25,380	$ 246,291
Long-lived assets	111,349	467	917	2,494	147	3,828	119,202

Revenues are attributed to countries based on the location of the customer. Long-lived assets are located in the respective geographic regions, as shown above. Other than Taiwan, Japan, and South Korea, no one specific country within the Pacific Rim or within Europe accounted for greater than 10% of consolidated revenues and long-lived assets in 2006, 2005, and 2004.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly results of operations data is as follows (in thousands, except per share amounts):

	Quarter			
2006	**First**	**Second**	**Third**	**Fourth**
Revenues	**$76,936**	**$82,484**	**$82,124**	**$84,369**
Gross profit	**36,808**	**41,942**	**41,908**	**42,725(a)**
Operating income	**8,637**	**12,649**	**12,460**	**13,271**
Net income	**$ 7,430**	**$10,050**	**$11,354(b)**	**$11,127**
Basic income per common share:				
Net income per common share	**$0.20**	**$0.27**	**$0.32**	**$0.32**
Diluted income per common share:				
Net income per common share	**$0.20**	**$0.27**	**$0.31**	**$0.31**

	Quarter			
2005	First	Second	Third	Fourth
Revenues	$66,097	$69,269	$69,736	$76,652
Gross profit	34,184	34,812	35,141	37,366
Operating income	9,466	10,595	10,244	10,104
Net income	$ 6,051	$ 7,967	$ 8,253	$ 8,451
Basic income per common share:				
Net income per common share	$0.19	$0.22	$0.22	$0.23
Diluted income per common share:				
Net income per common share	$0.19	$0.22	$0.22	$0.22

(a) Includes a $1.4 million gain from a VAT recovery in Japan.

(b) Includes recognition of $1.7 million tax benefit for adjustment of our tax liabilities as a result of changes in facts or circumstances.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ATMI, Inc.

We have audited the accompanying consolidated balance sheets of ATMI, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATMI, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ATMI, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 19, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ATMI, Inc.

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that ATMI, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ATMI, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that ATMI, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, ATMI, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATMI, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of ATMI, Inc. and our report dated February 19, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 19, 2007

Company Information

DIRECTORS

Gene G. Banucci,
Chairman, ATMI, Inc.

Mark A. Adley, [2,3*]
Managing Director, Banc of America Securities, LLC

Frederick C. Flynn, Jr., [1*]
Formerly Senior Vice-President–Finance & Administration and Chief Financial Officer, CUNO Incorporated

Robert S. Hillas, [1,2]
Senior Advisor
Warburg Pincus, LLC

Stephen H. Mahle, [1,3]
Executive Vice-President, Medtronic, Inc. and President, Cardiac Rhythm Disease Management

C. Douglas Marsh, [2*,3]
Formerly Vice-President, Business Integration, US Investor Relations
ASM Lithography Holding, NV

Douglas A. Neugold
Chief Executive Officer and President, ATMI, Inc.

Cheryl L. Shavers, Ph.D., [4*]
Chief Executive Officer, Global Smarts, Inc.

1 = Audit Committee
2 = Compensation Committee
3 = Governance Committee
4 = Technology Committee
* = Committee Chairman

EXECUTIVE OFFICERS

Gene G. Banucci
Chairman

Douglas A. Neugold
Chief Executive Officer and President

Daniel P. Sharkey
Executive Vice-President, Treasurer, and Chief Financial Officer

Cynthia L. Shereda
Executive Vice-President, Secretary, and Chief Legal Officer

Tod A. Higinbotham
Senior Vice-President and General Manager, Materials

Timothy C. Carlson
Senior Vice-President and General Manager, Packaging

Thomas J. McGowan
Vice-President, Human Resources and Organizational Development

Kevin M. Laing
Vice-President and Chief Information Officer

CORPORATE HEADQUARTERS

ATMI, Inc.
7 Commerce Drive
Danbury, Connecticut 06810
203.794.1100
203.792.8040 facsimile
info@atmi.com
http://www.atmi.com

COMMON STOCK LISTING

ATMI's Common Stock trades as "ATMI" on the NASDAQ Global Select Market.

TRANSFER AGENT AND REGISTRAR

The Transfer Agency
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
781.575.2879
www.computershare.com

AUDITORS

Ernst & Young LLP
Stamford, Connecticut

FORM 10-K

Free copies of ATMI's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission, are available

- from the SEC's web site—
  http://www.sec.gov/cgi-bin/browse-edgar?company=atmi&action=getcompany
- through the investor pages at ATMI's web site—
  atmi.com
- by e-mail request—ir@atmi.com
- by mail—Attn: Investor Relations, at ATMI Corporate Headquarters

Back cover periodic elements adapted from K. Stoye, 1954, in Edward G. Mazurs' *Graphic Representations of the Periodic System During One Hundred Years*, © 1974, The University of Alabama Press.

Facilities



NORTH AMERICA

Arizona
Customer Sales and Service
2151 East Broadway Road
Tempe, Arizona 85282
480.736.7600

Connecticut
Corporate Headquarters
SDS Manufacturing
Research & Development
7 Commerce Drive
Danbury, Connecticut 06810
800.766.2681
203.794.1100

Minnesota
High-Purity Materials Handling and Delivery
10851 Louisiana Avenue South
Bloomington, Minnesota 55438
800.966.6698
952.942.0855

Texas
Customer Sales and Service
13809 Research Boulevard
Austin, Texas 78750
512.418.8200

Materials Manufacturing
706 Houston Clinton Drive
Burnet, Texas 78611
888.303.4401
512.756.7314

EUROPE

Belgium
ATMI LifeSciences
Reugelstraat 2
3320 Hoegaarden
Belgium
32.16.76.6159

Germany
Customer Sales and Service
Inselkammerstr 2
82008 Unterhaching
Germany
49.89.622995.0

ASIA

China
ATMI China
Suite 201-203, Building 7
#3000 LongDong Avenue
Pudong 201203, Shanghai
China
86.21.6876.7670

Japan
ATMI Japan
The Itoyama Tower 3F
3-7-18 Mita
Minato-ku, Tokyo 108-0073
Japan
81.3.5765.2488

Singapore
ATMI Singapore
25 International Business Park,
04-75 German Centre
Singapore 609916
65.6562.8200

South Korea
ATMI Korea
Korea Advanced Nano Fab Center, 11F
906-10, Iui-dong, Yeongtong-gu, Suwon-si
Gyeonggi-do, 443-270
South Korea
82.(0).31.546.6260

Taiwan
ATMI Taiwan
4F-7, No. 81, Shui-lee Road
Hsin-chu 300
Taiwan, ROC
886.3.516.9248

Asia Technology Development Center
No. 669, Section 4, Chung-Hsin Road
Chutung Town, Hsinchu County
Taiwan, ROC
886.3.582.0858

SEMICONDUCTOR MATERIALS

● ATMI's Materials Presence

Aluminum Interconnect Era + Copper Interconnect Era + High-K Interconnect Era



H 1
He 2
Li 3
Be 4
B 5
C 6
N 7
O 8
F 9
Ne 10
Na 11
Mg 12
Al 13
Si 14
P 15
S 16
Cl 17
Ar 18
K 19
Ca 20
Sc 21
Ti 22
V 23
Cr 24
Mn 25
Fe 26
Co 27
Ni 28
Cu 29
Zn 30
Ga 31
Ge 32
As 33
Se 34
Br 35
Kr 36
Rb 37
Sr 38
Y 39
Zr 40
Nb 41
Mo 42
Tc 43
Ru 44
Rh 45
Pd 46
Ag 47
Cd 48
In 49
Sn 50
Sb 51
Te 52
I 53
Xe 54
Cs 55
Ba 56
La 57
Ce 58
Pr 59
Nd 60
Pm 61
Sm 62
Eu 63
Gd 64
Tb 65
Dy 66
Ho 67
Er 68
Tm 69
Yb 70
Lu 71
Hf 72
Ta 73
W 74
Re 75
Os 76
Ir 77
Pt 78
Au 79
Hg 80
Tl 81
Pb 82
Bi 83
Po 84
At 85
Rn 86
Fr 87
Ra 88
Ac 89
Th 90
Pa 91
U 92
Np 93
Pu 94
Am 95
Cm 96
Bk 97
Cf 98
Es 99
Fm 100
Md 101
No 102
Lr 103
Rf 104
Db 105
Sg 106
Bh 107
Hs 108
Mt 109
Ds 110
Rg 111
Uub 112
Uut 113
Uuq 114
Uup 115
Uuh 116
Uus 117
Uuo 118
Uue 119
Ubn 120

ATMI

7 Commerce Drive
Danbury, Connecticut 06810 USA
203.794.1100
203.792.8040 facsimile
atmi.com

END